082-

082-04403

4-30-09 AR/S

Wolford

Annual Report 2008/09

Share data

in EUR	2008/09	2007/08
Earnings per share	(0.24)	1.46
Share price at end of fiscal year	8.34	22.89
Share price high for fiscal year	24.25	39.74
Share price low for fiscal year	7.58	22.89
Market capitalization at end of fiscal year	41,700,000	114,450,000
Trading volume (average daily number of shares)	14,806	15,938

Financial calendar

Friday	**July 24, 2009**	Press conference on 2008/09 annual results, 9.30 a.m., Vienna
Tuesday	**September 15, 2009**	Annual Shareholders' Meeting, 2.00 p.m., Bregenz
Friday	**September 18, 2009**	Results Q1 2009/10
Thursday	**September 24, 2009**	Ex-dividend date
Thursday	**October 1, 2009**	Dividend payment date
Friday	**December 18, 2009**	Results H1 2009/10
Wednesday	**March 17, 2010**	Results Q3 2009/10

Updates are available at www.wolford.com

Key figures for the Wolford Group

in EUR '000	2008/09	2007/08	Change (absolute / in % points)
Sales	147,343	157,653	(10,310)
EBITDA	9,591	18,159	(8,568)
EBITDA margin	6.5%	11.5%	(5.0)
EBIT	2,184	11,339	(9,155)
EBIT margin	1.5%	7.2%	(5.7)
Result from continuing operations (before taxes)	(810)	9,265	(10,075)
Net result for the year	(1,198)	7,173	(8,371)
Total assets	154,977	155,129	(152)
Non-current assets excluding financial assets	76,874	69,507	7,367
Liabilities to banks and other financial liabilities	41,246	32,855	8,391
Net debt	33,853	22,593	11,260
Debt/equity ratio	44.1%	28.6%	15.5
Shareholders' equity	76,818	79,018	(2,200)
Equity-to-assets ratio	49.6%	50.9%	(1.3)
Gross liquidity	7,393	10,262	(2,869)
Cash generated from operations	7,455	6,070	1,385
Net cash from operating activities	5,420	3,812	1,608
Capital investments excluding financial assets	14,719	9,557	5,162
Depreciation, amortization, impairment and reversal of impairment	7,407	6,820	587
Average number of employees (in full-time equivalents)	1,653	1,669	(16)
Number of employees at year-end (in full-time equivalents)	1,541	1,706	(165)
NOPAT	1.638	8,504	(6,866)
Working Capital	21,494	27,625	(6,131)
Capital Employed	124,584	117,419	7,165
ROCE in %	1.3%	7.2%	(5.9)
ROE in %	-1.6%	9.1%	(10.7)
WACC in %	5.8%	5.9%	(0.1)
EVA	(5,606)	1,549	(7,155)

Contents

Key figures >

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Wolford

Annual Report 2008/09

Wolford Aktiengesellschaft
Wolfordstraße 1, Bregenz on Lake Constance, Austria

Structure of the Wolford Group

Wolford Aktiengesellschaft
Bregenz A, 1950

- **Wolford Beteiligungs GmbH**
  Bregenz A, 2007
  - Wolford (Schweiz) AG
    Glattbrugg CH, 1971
  - Wolford Deutschland GmbH
    Munich D, 1975
  - Wolford Paris S.A.R.L.
    Paris F, 1987
  - Wolford London Ltd.
    London UK, 1988
    - Wolford London Ltd.
      Ireland, 2007
  - Wolford Italia S.r.L.
    Milan I, 1992
  - Wolford España, S.L.
    Madrid E, 1993
  - Wolford Scandinavia ApS
    Copenhagen DK, 1995
    - Wolford Scandinavia ApS
      Norway, 1999
    - Wolford Scandinavia ApS
      Finland, 1999
    - Wolford Scandinavia ApS
      Sweden, 1999
  - Wolford America, Inc.
    New York USA, 1996
    - Wolford Boutiques, LLC.
      New York USA, 1998
  - Wolford Nederland B.V.
    's-Hertogenbosch NL, 1998
  - Wolford Canada Inc.
    Vancouver CDN, 2000
- **Wolford Asia Limited**
  Hong Kong HK, 2006
  - Wolford Asia Limited
    Macao, 2008
- **Wolford Belgium N.V.**
  Antwerp BE, 2007
  - Wolford Belgium N.V.
    Luxembourg, 2008
- **Wolford proizvodnja in trgovina d.o.o.**
  Murska Sobota SI, 2008

Key:

■ Wholly-owned subsidiary
■ Branch office

Wolford locations


North America
Vancouver
New York
Mexico City
South America
Rio de Janeiro
Europe
Oslo
Helsinki
Stockholm
Copenhagen
Kildare
London
's-Hertogenbosch
Moscow
Antwerp
Luxembourg
Paris
Munich
Bregenz
Zurich
Milan
Murska Sobota
Madrid
Athens
Beirut
Kuwait
Africa
Asia
Seoul
Osaka
Hong Kong
Macao
Australia
Melbourne

Points of Sale:

228 Wolford boutiques
125 are operated by partners and 103 by Wolford itself

3,400 distribution partners

- Wolford Group
- Representative offices



Interview with the CEO

An interview with Holger Dahmen, Chief Executive Officer of Wolford Aktiengesellschaft

The past fiscal year was characterized by a global economic slowdown accompanied by perceptible consumer restraint. Mr. Dahmen, how did this difficult market environment affect the business development of the Wolford Group?

In late summer 2008, the financial crisis also began to negatively affect the real economy. Accordingly, a large part of Wolford's 2008/09 fiscal year featured a significantly more difficult economic environment. Subsequently, the crisis also led to a contraction in global consumer demand and particularly strained the luxury goods industry, and, as a consequence, Wolford's business operations, and in fact still does. As a result, we were confronted with an unfavorable development of key performance indicators, whereas, in comparison, we had posted double digit sales and earnings growth rates in the 2007/08 fiscal year. Due to the adverse conditions, sales amounted to EUR 147.3 million, failing to match the markedly high level of sales achieved in the previous year. Nevertheless, we were still about 4 percent above the comparable figure for the 2006/07 fiscal year. If we look a bit further back, we can see that sales have climbed about 27 percent overall during the past four years.

Wolford has suffered from the current economic situation, similar to other luxury goods producers. How do you plan to counteract these developments?

Even in these economically turbulent times, we have continued to rely on our strategic cornerstones, which have enabled us to sustainably position Wolford as an international fashion label in the luxury segment. As we did in the past, we will focus on our core competences and business areas, and particularly on the optimization and strategic expansion of monobrand distribution. We assume that the economic crisis is only a temporary phenomenon, and already want to prepare ourselves for future growth. In addition, we are putting greater emphasis on the consistent implementation of efficiency enhancing measures, in order to counteract the effects of the crisis on the earnings performance of the Group.

You talked about the company focusing on its core business. Does this mean Wolford will return to its roots and only offer legwear?

For many years now, the core business of Wolford has not only consisted of legwear. In recent years, Wolford succeeded in positioning itself as an international fashion brand for the complete wardrobe from head to toe. Today, we define our core business to include the well-established Legwear, Ready-to-wear and Lingerie product groups. It is true that the Legwear range has been gaining in importance in the current consumer climate. In fact, our Legwear product line accounted for more than 50 percent of total brand sales in the 2008/09 fiscal year. In the midst of the economic crisis, it seems as if the purchase of a new dress or new handbag is being postponed until the next year if possible, whereas customers apparently do not want to do without Wolford Legwear.

You were continuing to promote investments in the expansion and optimization of Wolford's distribution efforts, despite declining sales. What is the goal of this anti-cyclical investment behavior?

Driven by the growth achieved over the past few years, we initiated a series of projects carried out in the course of the 2008/09 fiscal year which were designed to optimize distribution quality. In addition, due to the changes in the conditions prevailing on real estate markets, we exploited opportunities to expand our retail space. Generally, we hold the view that investments also make sense in the current economic environment, within reasonable limits, in order to be able to do business in the future as successfully as in the past.

Which measures designed to further exploit cost savings potential have already been initiated?
In 2008/09, we increasingly invested in enterprise resource planning (ERP) and development systems to optimize processes and capacities and thus sustainably reduce costs. For example, Wolford installed a comprehensive production, planning and scheduling (PPS) system in the past fiscal year, which encompasses procurement and inventory management along with an innovative replenishment system optimizing product placement in Wolford's boutiques.

Wolford intends to open its own production facility in Slovenia in the 2010/11 fiscal year. What is the current status of the project?
A suitable commercial property was already acquired, and construction plans have been approved. We are currently on schedule with regards to other required steps. At the beginning of 2010, production will already be launched at the new facility in accordance with Wolford's customary high quality standards. The project primarily relates to the integration of labor intensive sewing and stitching work to a site featuring a favorable cost structure, in order to safeguard the long-term success of the company.

Should Wolford continue to focus on its core geographic markets, and is expansion a priority at the current time?
Our clearly defined geographic focus is on our core markets in Europe and the USA. In particular, the European markets in France, UK, Switzerland and Belgium showed a decidedly positive business development in the 2008/09 fiscal year, and thus managed to defy the overall trend. Expansion to Asian markets continues to be an issue, as a basis for our wanting to participate in the expected growth in this region. For example, boutiques were opened in Hong Kong and Macao in the past fiscal year.

Finally, a brief look into the future. What are your expectations for the current fiscal year?
The current fiscal year will undoubtedly be a very challenging one. A sustainable recovery of the global economy is not yet on the horizon. Nevertheless, we are convinced that we are optimally prepared to meet the challenges of the future, based on our strategic approach. I would like to take this opportunity to sincerely thank our employees and sales partners for their commitment in the past fiscal year.

Can you already provide an outlook on the expected business development for 2009/10?
The latest developments have shown that in the current business environment any forecasts are subject to considerable uncertainties. For this reason, we want to avoid providing any specific business outlook for the 2009/10 fiscal year.



Boards

Executive Board

Holger Dahmen
Chief Executive Officer

Management responsibility for Marketing, Sales, Production and Technology, Strategic License Management and Designer Partnerships

Member of the Executive Board since January 2004

Peter Simma
Deputy Chief Executive Officer

Management responsibility for Finance, Human Resources, IT and Procurement

Member of the Executive Board since August 2001

Supervisory Board

Theresa Jordis
Chairwoman of the Supervisory Board

Emil Flückiger
Deputy Chairman of the Supervisory Board

Birgit G. Wilhelm

Hansjörg Geiger

Representatives of the Staff Council:

Anton Mathis

Peter Glanzer

From left to right:
Peter Simma
Holger Dahmen





World of Wolford

Product groups





Legwear

For close to 60 years, Wolford has inspired its demanding customers with fashionable and innovative legwear, offering the utmost wearing comfort and a perfect fit. The product range encompasses pantyhose, stockings, stay-ups and knee-highs as well as leggings and socks. Classic year-round essentials are complemented by seasonable collections setting new fashion trends and transforming legs into absolute eye-catchers. In the 2008/09 fiscal year, Legwear generated more than half of the Group's brand sales, or 50.7 percent of the total.

Ready-to-wear

Wolford offers its customers a harmoniously matching wardrobe from head to toe, encompassing classic bodies, shirts and tops, blouses, pullovers, dresses, skirts and trousers, suits and coats. In addition to the classic, timeless models, the fashion trend collections captivate customers due to their expressive details, creative cuts and ruffles, as well as fashionable colors and patterns. The finest materials and highest quality standards make every model unique. In 2008/09, Ready-to-wear was once again the second largest product group, generating 37.0 percent of total brand sales.







Lingerie

Wolford's lingerie collection with its subtle design underlines the brand's exclusive and timeless nature. In addition to the classic year-round essentials, the seasonal collections offer seductive lingerie with decorative details. The trendy models captivate due to their pure colors and luxurious materials such as exquisite Chantilly lace, transparent tulle and embellished embroidery. The spirit of exclusivity is also found in the year-round range, offering classic essentials made of high quality materials and a perfect fit. The Lingerie product group contributed 9.9 percent of brand sales in 2008/09.

Swimwear

Swimsuits and bikinis comprised of top quality materials also fulfill the customer's demand for luxury while sunbathing and swimming. The Swimwear range is dominated by clear designs and the use of pure colors. Seasonal beach fashions are enhanced by ingenious accessories such as head bands, tops, pareos and dresses, which match in terms of patterns and the choice of colors. Wolford's Swimwear range was completely redesigned in the past year, and again shows itself to be stylish and exquisite. The Swimwear product group generated 1.3 percent of brand sales in the 2008/09 fiscal year.

Accessories

The textile range of the Accessories product group offers warming scarves, trendy gloves and caps, as well as decorative shawls and head bands optimally complementing the Wolford collection in respect to material and colors. The leather collection of the Accessories product group, encompassing handbags, purses and belts, feature timeless models as well as fashionable creations whose exciting details attract attention. The Accessories product group is designed to round off Wolford's product portfolio, accounting for a 1.1 percent share of total brand sales in the 2008/09 fiscal year.









All eyes are fixed on ...

Detailed presentation of the product group

Ready-to-wear

The emergence of Wolford as a luxury brand in the international fashion world with a broad portfolio of women's clothing can be primarily attributed to the ongoing optimization of the Ready-to-wear range. The diversification of the product offering not only appeals to completely new customer segments, but also enables Wolford to further upgrade the fashion competence of the brand and makes a major contribution to a gentle rejuvenation of the brand.

The Ready-to-wear product group evolved from what is often termed "Bodywear", which used to primarily include bodies, shirts and tops. In the meantime, Wolford provides a complete wardrobe for its customers, dressing them from head to toe in harmoniously matching models. Consumers can not only choose from a broad product offering of bodies, shirts, tops, blouses and pullovers, but also dresses, skirts, trousers, suits and coats. Wolford's fashion creations are not subject to the dictates of









short-term fashion trends. This is because Wolford offers classical elegance and yet conveys a sense of trendiness, with each model underlining the personal style.

The decision in favor of Wolford is a vote for outstanding quality, optimal fit as well as aesthetic refinement and creativity. Wolford products feature exclusive materials, creative and innovative processing methods, and a high level of wearing comfort. Thanks to distinctive knitting technologies, clothes and bodies fit the body like a "second skin" and accentuate the female figure. The Wolford collections offer essentials for the woman's wardrobe, i.e. clothes which can be combined with each other at the person's own discretion. Despite the gentle integration of the latest trends, these models still remain timeless. Every single one lays claim to being unique and distinctive.

Distribution channels

Exclusive products claiming to be luxury items must also be presented in an appropriate environment. For this reason Wolford's sales activities put the emphasis on precisely those locations where its products are ensured the corresponding semblance of exclusivity. Accordingly, the ongoing optimization of distribution quality is a primary strategic focus, particularly at the monobrand outlets. Wolford's controlled distribution encompasses Wolford-owned and partner-operated boutiques, factory outlets and concession shop-in-shops. Furthermore, Wolford products are sold by exclusive department stores as well as multi-brand retailers.

Boutiques

Wolford disposes of a dense network of boutiques around the world. Of the 228 Wolford boutiques as of the end of April 2009, 103 are owned by Wolford, and 125 are operated by partners. In recent years, Wolford has successively expanded its network of Wolford-owned boutiques. 17 proprietary boutiques were opened in the past fiscal year alone, for example in Paris (F), London (UK), Geneva (CH), Atlanta (USA), Hong Kong (HK) and Leipzig (GER). The boutiques (Wolford-owned and partner-operated) made the biggest contribution to total Group sales, with a 46.0 percent share in the 2008/09 fiscal year.

In the year 2005, Wolford developed a new store concept which has already been implemented in 113 boutiques worldwide. The Wolford store concept combines elegant design, sophisticated material and functionality. The dominating color white together with matt silver and the rounded shapes of the modules create a soft, feminine and light appearance. The clear design with a focus on an open presentation of the product portfolio puts the products themselves in the limelight.


Wolford
Luxembourg


Wolford
Lucerne


Wolford
Nuremberg


Wolford

Multi-brand retailers

Wolford products are also offered in shops operated by multi-brand retailers, which sell other fashion brands as well. These specialized retail outlets are correspondingly trained in order to ensure that Wolford customers are provided with professional assistance when shopping in this type of distribution channel. In 2008/09, multi-brand retailers accounted for 23.1 percent of the Group's total sales.

Department stores

Wolford products available in department stores are usually sold in so-called shop-in-shops. Wolford products have become an indispensable and integral part of the assortment of numerous prominent department stores, such as Harrods in London, Galeries Lafayette in Paris or Bergdorf Goodman in New York. In the past fiscal year, 20.6 percent of sales were derived from department stores.

Factory Outlets

Factory outlets are sales locations which offer products that used to belong to preceding collections at reduced prices.For example, Wolford factory outlets have been established at the company headquarters in Bregenz and in Parndorf (A), Metzingen (GER), Marne-la-Vallée (F), Kildare (IRL) or Orlando (USA). The Wolford factory outlets once again increased sales in the 2008/09 fiscal year, and already generated 7.7 percent of total Group sales.

Private label

Wolford also manufactures products for selected partner companies, which exclusively sell these items under their own brand name. 2.6 percent of sales were derived from this distribution channel in the 2008/09 fiscal year.


Wolford
READY-TO-WEAR
NEU IM SHOP
BASICS

Online business

Customers can easily and conveniently purchase a variety of models in Wolford's own online boutiques, enjoying round-the-clock luxury shopping in the virtual World of Wolford. Currently, the country-specific online boutiques are being redesigned and relaunched. Starting in August 2009, the virtual world of shopping will not only be available in Germany, but online shops will also shine with new splendor in Austria, France and the Netherlands. Further online boutiques will gradually be rolled out in other markets. www.wolford.com



Wolford's Fiscal Year 2008/09

Business performance of the Wolford Group

The difficult business environment and the related restrained consumer demand for luxury goods also impacted the business development of the Wolford Group. In the past fiscal year, Wolford was faced with a decline in sales and earnings compared to the record performance achieved in 2007/08. Nevertheless, the Wolford Group continued to persistently pursue the cornerstones of its business strategy, even in this challenging business environment, and thus succeeded in maintaining its strong position in its core geographic markets. Accordingly, the Wolford Group carried out targeted activities in the 2008/09 fiscal year to further strengthen the Wolford brand, and thus dynamically continued the roll-out of the Wolford store concept. During the period under review, monobrand distribution could be further improved, and the product portfolio was optimized.

Sales and earnings burdened by the unfavorable economic environment

Against the backdrop of the record results posted in the 2007/08 fiscal year, in which sales had climbed 11.3 percent, sales decreased this time around by 6.5 percent in a year-on-year comparison (-5.3 percent when adjusted for currency effects), from EUR 157.7 million to EUR 147.3 million in 2008/09. Nevertheless, total sales in the reporting period 2008/09 were still 4.0 percent above the figure for the 2006/07 fiscal year. The overall positive growth trend is more clearly demonstrated in a four-year comparison. Accordingly, Wolford has raised sales by

Sales development (EUR '000)


160,000
150,000
140,000
130,000
120,000
110,000
100,000
128,784
119,214
116,307
121,426
141,683
157,653
147,343
-7.4%
-2.4%
+4.4%
+16.7%
+11.3%
-6.5%
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
2008/09

26.7 percent since the 2004/05 fiscal year, an average growth rate of 6.7 percent annually.

Similar to its sales development, the Wolford Group was also confronted with a decline in its relevant earnings indicators in the 2008/09 fiscal year. In this regard, EBIT (operating profit) was down 80.7 percent, to EUR 2.2 million. As a result EBIT margin reached a level of 1.5 percent of sales compared to 7.2 percent in the previous year.

Strategic expansion at Wolford-owned points of sale

Wolford's Wholesale segment, which accounted for 57.7 percent of total Group sales in the 2008/09 fiscal year, posted a decline in sales of 10.6 percent. Similarly, Wolford's proprietary stores were not immune to the negative effects of the ongoing difficult market environment, with sales down 9.9 percent in the same period on a like-for-like basis. In contrast, sales of the Retail segment climbed by 1.4 percent in 2008/09, based on the continuing strategic expansion of Wolford's own outlets in the past fiscal year. Wolford's own points of sale (boutiques, shop-in-shops, factory outlets) generated 42.3 percent of total sales in the 2008/09 fiscal year, up from 39.3 percent in the previous year. Just five years ago, Wolford-owned points of sale only accounted for 26.2 percent of Group sales.

Following sales growth of more than 17 percent in the 2007/08 fiscal year and the expansion of Wolford's retail channel in the past fiscal year, sales at Wolford's own boutiques fell only slightly by 0.4 percent. As a result, Wolford came very close to maintaining the high sales level achieved in the previous year. Sales at Wolford's proprietary shop-in-shops in department stores were down slightly by 0.7 percent during the reporting period, whereas Wolford's own factory outlets improved sales by 10.0 percent.

Development and share of sales of distribution channels

The overall positive development of Wolford's own outlets in the 2008/09 fiscal year could not compensate for the sales decline in the Wholesale segment. All in all, sales with the 228 Wolford boutiques, of which 125 were partner-operated boutiques and 103 Wolford-owned, fell by 5.4 percent. This decrease in sales can be almost entirely attributed to the performance of partner-operated boutiques (-15.5 percent). Sales at the 103 Wolford-owned boutiques only contracted by 0.4 percent, and thus succeeded in increasing their share of total sales.

Sales with multi-brand retailers developed unfavorably (-8.3 percent), as did sales with department stores (-8.6 percent). Factory outlets achieved a positive growth in sales, rising by 9.8 percent.

In the 2008/09 fiscal year, boutiques still continued to provide the largest contribution to total Group sales, with a share of 46.0 percent, almost doubling its share over the last ten years. Department stores accounted for 20.6 percent of the Group's total sales, whereas 23.1 percent of sales were derived from multi-brand retailers, 7.7 percent from factory outlets and 2.6 percent of sales from the private label business.

Sales share by distribution channel in 2008/09


Private labels 2.6%
Factory outlets 7.7%
Department stores 20.6%
Multi-brand retailers 23.1%
Boutiques 46.0%

All Wolford boutiques are continually subject to review within the context of the ongoing improvement in distribution quality. Therefore, not only were many of the boutiques visually upgraded, but some sales outlets were closed, newly opened or acquired from partners and thus integrated in the network of Wolford's own retail locations in the course of the 2008/09 fiscal year.

199 Wolford outlets already embody the premium Wolford look

Wolford also pushed ahead with the roll-out of its store concept in the period under review. In 2008/09 28 proprietary and 25 partner-operated outlets were opened or refitted to display the new distinctive premium look, for example in Geneva (CH), Paris (F), Amsterdam (NL), Luxembourg (LUX), Atlanta (USA) and Gent (B). As per April 30, 2009, a total of 199 outlets (87 proprietary and 112 partner-operated) embodied the modern and light look of the Wolford store concept.

Cumulative number of redesigned outlets (end of each quarter)



Cumulative number of concept implementations
Partner-operated outlets
Proprietary outlets
Q4 2008/09
Q3 2008/09
Q2 2008/09
Q1 2008/09
Q4 2007/08
Q3 2007/08
Q2 2007/08
Q1 2007/08
Q4 2006/07
Q3 2006/07
Q2 2006/07
Q1 2006/07
112
107
100
90
87
78
74
56
49
40
35
19
199
189
176
155
146
130
121
101
92
76
66
39
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200

Focus on monobrand distribution

In accordance with Wolford's rigorous focus on the qualitative improvement of its monobrand distribution, the sales share of the company's controlled distribution rose to 56.2 percent in the 2008/09 fiscal year, up from 55.2 percent in the previous year. However, due to the weaker performance of partner-operated boutiques, the total sales generated with all Wolford boutiques (proprietary and partner-operated), factory outlets and concession shop-in-shops fell slightly.

Sales share of controlled distribution



60%
55%
50%
45%
40%
44.6%
45.0%
48.9%
53.6%
55.2%
56.2%
2003/04
2004/05
2005/06
2006/07
2007/08
2008/09

Development in Wolford's core geographic markets

Following a predominantly positive development in most markets in the first half-year 2008/09, the Wolford Group could not defy the difficult economic conditions prevailing in the global economy in the second half of the fiscal year. Accordingly, Wolford posted a significant year-on-year decline in sales in some of its core geographic markets. Sales were down in Germany (-4.1 percent), the Netherlands (-9.8 percent), and the Scandinavian markets (-11.6 percent). The Wolford sales markets which have been particularly affected by the current economic crisis, namely the USA (-16.0 percent in Group currency, -16.6 percent in local currency) and Spain (-19.0 percent) had to put up with a sharp decline in sales in the 2008/09 fiscal year compared to the strong comparable period of the previous year. The development of sales in Italy (-15.0 percent) and to a lesser degree in Central and Eastern European markets (-10.3 percent) was also negatively impacted by the global downswing. Whereas sales in Great Britain were down 5.8 percent in Group currency, Wolford registered sales growth of 10.8 in local currency. Moreover, sales improved in Belgium (+18.6 percent), Switzerland (+9.9 percent in Group currency, +4.3 percent in local currency) and France (+4.9 percent). Sales in Asia/Oceania further ex-

Development of brand sales by geographic market in 2008/09



B 18.6%
UK -5.8% 10.8%
ASIA/OCEANIA 5.3%
F 4.9%
CH 9.9%
A -2.1%
GER -4.1%
NL -9.8%
CEE -10.3%
SCAN -11.6%
I -15.0%
USA -16.6% -16.0%
E -19.0%
-20% -15% -10% -5% 0% 5% 10% 15% 20%
In Group currency
In local currency

panded as a consequence of the intensified and controlled growth strategy, climbing by 5.3 percent. In Austria Wolford came close to maintaining the high level achieved in the previous year, with sales down 2.1 percent.

On balance, the largest share of total sales, namely 72.5 percent, was generated by Wolford's business operations in the European Union (EU 27). The export ratio was 87.5 percent, slightly below the previous year's level.

Sales by geographic market in 2008/09



Rest of World 4.4%
E 2.5%
B 3.1%
I 3.8%
CEE 5.1%
CH 5.8%
NL 6.3%
SCAN 7.0%
UK 7.6%
F 11.9%
GER 16.7%
USA 13.3%
A 12.5%

Strong brand assures corporate success

In recent years, the Wolford Group has systematically developed and upgraded the Wolford brand based on numerous targeted activities. As a result, it has achieved a sustainable positioning in the premium segment of the global fashion market. All in all, brand sales accounted for 97.4 percent of total revenues in the 2008/09 fiscal year.

Brand sales by product group

In the aftermath of very high sales generated in the 2007/08 fiscal year by all five product groups - Legwear, Ready-to-wear, Swimwear, Lingerie and Accessories Textile & Leather - all product groups were subject to a downward sales trend during the period under review. Legwear, the biggest product group, contributed 50.7 percent of total brand sales. The Ready-to-wear range comprised 37.0 percent of brand sales, and the Lingerie product group 9.9 percent. The Swimwear and Accessories product groups generated 2.4 percent of total brand sales together.

Brand sales by product group 2008/09


Accessories 1.1%
Swimwear 1.3%
Lingerie 9.9%
Ready-to-wear 37.0%
Legwear 50.7%

Uninterrupted innovative strength

With a share of 43.9 percent in the last fiscal year, Wolford products less than three years old generated a large portion of total brand sales. Products in the very first year of their life cycle accounted for 26.6 percent of brand sales, an unmistakable demonstration of the innovativeness of the Wolford brand, which is being very well received by consumers the world over. At the same time, demand for Wolford's perennially popular long-running products that captivate with timeless chic, perfect fit and the finest quality, remained at a stable high level.

Investments

During the 2008/09 fiscal year, Wolford increasingly invested in new enterprise resource planning (ERP) and development systems designed to sustainably increase the efficiency of internal processes. These investments are part of Wolford's consistent commitment to its strategic goal of further exploiting potential cost savings. The new systems serve to simplify processes and ensure more rapid and efficient internal communications, encompassing a wide variety of crucial processes, from procurement and production to logistics and distribution.

The newly launched PPS (production, planning and scheduling) system supports all phases of the production process, including procurement and inventory management, for the purpose of enabling simplified and more efficient coordination of process flows. In this regard, the new system is designed to optimize delivery volumes and replenishment times, as well as to support efficient order handling and monitoring. As a result, all departments work with a uniform data base, serving as the basis for optimizing resource utilization. The ongoing adjustment of inventory enables the avoidance of surplus quantities well as supply shortfalls. In addition to optimizing inventory management, the ongoing progress monitoring and tracking of goods reduces machine setup and changeover times. This system represents an integral component of the Group-wide quality management system.

During the period under review, Wolford also implemented an innovative replenishment system organizing product replenishment processes at Wolford's own outlets. It provides the basis for an automatic logistics system which continually adjusts inventory stocks in the light of current sales figures while taking into account minimum inventory levels. Furthermore, if required, this system supports the automated rearrangement of inventory which can be carried out quickly, and even more important, efficiently. The optimization of inventory stocks in the boutiques results in a better coordination and control of stocks on hand and the enhanced availability of Wolford products in the central warehouse located in Bregenz.

Branding

Wolford has positioned itself as a modern and dynamic top label in the premium segment of the global fashion world. In its corporate history, dating back almost 60 years, the company has evolved from an exclusive producer of legwear and bodywear to an internationally recognized premium brand with a comprehensive product portfolio for the wardrobe from head to toe. Today, Wolford stands for creative, innovative and high quality products. The claim to be a luxury brand results from an uncompromising commitment to quality embodied in all areas of the company's operations, from material procurement and production to distribution.

The vigorously pursued brand strategy is based on the following cornerstones:

- Sustainable strengthening of the brand by concentrating on the brand essence, and intensively communicating the core attributes of Wolford, i.e. quality, comfort and aesthetic refinement, as well as innovation complemented by a distinctive knitting competence.
- Strategic, selective expansion of the product range, focusing on the core segments of Legwear, Ready-to-wear and Lingerie.
- Enhancement of the brand identity at the point of sale by promoting and optimizing monobrand distribution, for the purpose of even more strongly reinforcing the customer's perception of brand exclusivity.

Wolford is clearly positioned as a luxury brand whose product portfolio consists exclusively of high quality products. The uniqueness and distinctiveness of the designs are the underlying factors responsible for making a convincing case to customers around the world. In this regard, the Wolford brand has succeeded in staying faithful to its own style and simultaneously remaining up-to-date and at the cutting edge of the industry, by gently integrating the latest trends in the new fashion collections. This process has led to an ongoing rejuvenation of the collections and the brand. Year in year out, Wolford's collections have captured the hearts and minds of sophisticated and demanding customers based on the quality, comfort and aesthetic beauty of the designs. Last but not least, this success can be attributed to the creative spirit of Wolford's creative team. Since 2007 it has been led by Ronald van der Kemp, who has put his imprint on all product groups for the last three years. Wolford's collections are distributed in some 65 countries worldwide via a network of Wolford-owned outlets and Wolford distribution partners.

Corporate Social Responsibility

As a global company, Wolford is aware of its special responsibility towards society and the environment. Accordingly, in addition to economic growth, its corporate strategy and business operations are also oriented to ecological and social values. For the Wolford Group, this responsibility translates into numerous areas of involvement designed to promote the health and professional development of employees as well as activities to protect the environment and the ecosystem.

Economic responsibility

Wolford continually works with its employees and business partners to ensure the sustained success of the company. For this purpose, the business strategy focuses on the long-term enhancement of brand value, without neglecting the short-term requirements of the consumer and capital markets.

Ecological responsibility

It goes without saying that environmentally sound production and the efficient use of resources are a top priority at Wolford. For this reason, Wolford is not only committed to complying with prevailing environmental protection laws, but also takes targeted measures together with its employees to protect and preserve the surrounding ecosystems. The Group's efforts to promote the "gentle" mobility of employees by encouraging them to switch to bicycles and public transportation and thus assume responsibility for living space and workspace were honored in September 2008, when the company was granted the award as "Austria's Most Bicycle-Friendly Large Company".

Social responsibility

Wolford recognizes that motivated and dedicated employees are a key success factor, and thus attaches considerable importance to ensuring employee satisfaction, investing in professional training and education and improving occupational health care. Wolford continually carries out employee development discussions, in order to individually tailor training and educational programs for employees. In the past fiscal year, courses offered focused on the field of time and project management as well as enhancing foreign language skills.

The company also pays particular attention to occupational health care on behalf of its employees. In addition to voluntary health check-ups by the company's occupational physician, which are enjoying increasing popularity, the focus was on vaccinations, exercise and psychological illnesses. Accordingly, for example, Wolford organized a workshop on the topic "Overcoming stress, preventing burnout" that about 100 employees attended. Moreover, a blood collection drive was implemented at the company in July 2008.

The occupational physician, Staff Council and human resources management more intensively dealt with the issue of smoking in the course of the 2008/09 fiscal year. As a result, in coordination with employees, all buildings on the premises including the restaurant were declared smoke-free zones, effective January 1, 2009. In this respect, Wolford offered its employees support in kicking the smoking habit through acupuncture, non-smoker seminars and lung function tests.



Wolford Share

Share price development

The 2008/09 fiscal year was significantly shaped by the global financial crisis, the consequences of which have long impacted the real economy and thus the share price development of companies spanning all sectors. The past 12 months of the stock market year were characterized by massive declines in stock prices. The leading international exchanges were also negatively affected by the general downward trend.

The Wolford share was not immune to the effects of overall market trends, which led to negative share price developments in Austria in its role as a financial center. Accordingly, the share price of the Austrian luxury brand was at EUR 22.97 on May 2, 2008, the first day of trading in 2008/09, and was listed at EUR 8.34 on April 30, 2009, the end of the fiscal year. The year's high of EUR 24.25 was reached on June 30, 2008, whereas the lowest closing price during the period under review was EUR 7.58 at the end of trading on February 26, 2009.

Stock price performance (indexed)



Wolford Aktiengesellschaft
ATX Prime
10,0 %
0,0 %
-10,0 %
-20,0 %
-30,0 %
-40,0 %
-50,0 %
-60,0 %
-70,0 %
May 2, 2008
April 30, 2009

Trading volume

Total trading volume of Wolford stock in the 2008/09 fiscal year was 3,509,044 shares (counted twice). The average daily turnover on the Vienna Stock Exchange during the period under review, based on 237 trading days, was 14,806 shares. Volume peaked on April 22, 2009, at 287,952 shares (counted twice).

Analyst coverage

Unicredit Bank Austria AG, Deutsche Bank AG, Erste Bank der Österreichischen Sparkassen AG and Raiffeisen Centrobank regularly published research reports on Wolford during the 2008/09 fiscal year. As a result, in spite of the difficult market environment, Wolford succeeded in widly maintaining the same number of financial institutions analyzing the company.

Investor relations

As a publicly listed company, professional and reliable financial market communications enjoys a top priority of the Wolford Group. For this reason, Wolford once again carried out a broad range of activities in the fiscal year under review designed to continue its open dialogue with private and institutional investors and also further expand its presence on international financial markets.

Wolford's investor relations work is implemented in accordance with the underlying principles of continuity, a transparent and consistent information policy as well as personal credibility. The comprehensive portfolio of communications activities not only serves to provide detailed information about the company to existing shareholders, but also targets potential investors. CFO Peter Simma is the personal contact for the financial community, presenting corporate developments by means of regular discussions held with financial journalists, analysts and investors in financial centers in the Anglo-American and European markets. All relevant information is also available to the financial community online in the investor relations sector of the company's Website at www.wolford.com.

Investor Relations:
Peter Simma
(Deputy Chief Executive Officer)
Tel.: + 43 5574 690-1213
Fax: + 43 5574 690-1219
E-Mail: investor@wolford.com

Ownership structure

The ownership structure of Wolford Aktiengesellschaft in the 2008/09 fiscal year was as follows: the WMP family private trust holds more than one-quarter of total shares, and the Sesam private trust owns more than 15 percent. Wolford Aktiengesellschaft itself holds two percent as treasury stock. The remaining shares are in free float.

General information on the Wolford share

ISIN Code	AT0000834007
Listing exchange and date of initial listing	Vienna Stock Exchange (Prime Market segment), Frankfurt (OTC segment) New York (ADR program, Level 1) February 14, 1995
Stock type	Bearer shares, no par value
Total number of outstanding shares	5,000,000
Authorized capital	EUR 36,350,000
Indices	ATX Prime
Ticker symbols	Reuters: WLFD.VI, Bloomberg: WOL AV



Corporate Governance

Corporate Governance in the Wolford Group

Wolford is convinced that diligently practicing and embracing good Corporate Governance makes a significant contribution to increasing the level of confidence on the part of investors and the capital market. In September 2002, the Austrian Working Group for Corporate Governance issued a framework of rules for responsible Corporate Governance and management based on sustained value creation. These guidelines were revised and expanded based on the stipulations contained in the Commercial Law Amendment Act 2008, which took effect on January 1, 2009.

The Austrian Code of Corporate Governance ensures a high degree of transparency for all stakeholders. Wolford has already committed itself to complying with the code's principles since the 2002/03 fiscal year. The currently valid version of the Austrian Corporate Governance Code is published by the Austrian Working Group for Corporate Governance and can be downloaded at www.corporate-governance.at.

Executive Board

The Executive Board of Wolford Aktiengesellschaft is comprised of **Holger Dahmen** (born in 1960) and **Peter Simma** (born in 1960). The internal rules of procedure for the Executive Board as stipulated by the Supervisory Board regulate the mode of operation and responsibilities of the Executive Board.

The two Executive Board members keep each other informed on an ongoing basis. Responsibilities have been allocated as follows:

Holger Dahmen
Chief Executive Officer
Management responsibility for Marketing, Sales, Production and Technology, Strategic License Management and Designer Partnerships
Member of the Executive Board since January 2004

The term of office of Holger Dahmen as a Member of the Executive Board expires in August 2011.

Peter Simma
Deputy Chief Executive Officer
Management responsibility for Finance, Human Resources, IT and Procurement
Member of the Executive Board since August 2001

The term of office of Peter Simma as a Member of the Executive Board expires in August 2011.

Since 2008, Peter Simma has also served as a Member of the Supervisory Board of Hefel Textil GmbH in 6858 Schwarzach, Austria.

The remuneration system for the Executive Board encompasses fixed and variable salary components. The variable salary component is oriented to the success of the company and the performance of each individual Executive Board member, and is particularly linked to achieving qualitative and quantitative objectives.

There is no contractually stipulated ratio of the fixed to variable salary components for the Executive Board, due to the fact that the variable remuneration depends on the achievement of performance targets in the particular fiscal year. Wolford does not disclose details pertaining to the total remuneration paid to each Executive Board member, in order to take account of competitive considerations in the textile and clothing industry.

No pension fund agreement has been concluded with active members of the Executive Board. Upon termination of the management contract, the particular member of the Executive Board is entitled to remuneration corresponding to the stipulations contained in the Salaried Employees Act.

Supervisory Board

The Supervisory Board of Wolford Aktiengesellschaft consists of four independent shareholder representatives elected by the Annual General Meeting (AGM), as well as two employee representatives designated by the Staff Council:

- **Theresa Jordis**
  (born in 1949)
  Chairwoman of the Supervisory Board, appointed September 3, 2003 for the present term ending at the 22nd Annual General Meeting resolving upon the discharging of the Executive and Supervisory Boards for the 2008/09 fiscal year.

- **Emil Flückiger**
  (born in 1939)
  Deputy Chairman of the Supervisory Board, appointed December 14, 1992 for the present term ending at the 23rd Annual General Meeting resolving upon the discharging of the Executive and Supervisory Boards for the 2009/10 fiscal year.

- **Birgit G. Wilhelm**
  (born in 1975)
  Member of the Supervisory Board since September 12, 2006 for the present term ending at the 22nd Annual General Meeting resolving upon the discharging of the Executive and Supervisory Boards for the 2008/09 fiscal year.

- **Hansjörg Geiger**
  (born in 1943)
  Member of the Supervisory Board since September 12, 2006 for the present term ending at the 22nd Annual General Meeting resolving upon the discharging of the Executive and Supervisory Boards for the 2008/09 fiscal year.

- **Anton Mathis**
  (born in 1960)
  Appointed by the Staff Council, Member of the Supervisory Board since December 16, 1999.

- **Peter Glanzer**
  (born in 1954)
  Appointed by the Staff Council, Member of the Supervisory Board since March 19, 2001.

The internal rules of procedure for the Supervisory Board regulate the work performed by the Supervisory Board. Among the responsibilities delegated to the Supervisory Board are consulting the Executive Board on managing the company and monitoring its activities, compliance with obligations laid down in legal regulations and the company statutes, and approving the internal rules of procedure for the Executive Board.

In accordance with § 94 Sect. 3 Austrian Stock Corporation Act, the Supervisory Board is required to convene for at least four Supervisory Board meetings during the course of the fiscal year.

The Supervisory Board has established the following committees consisting of its own members and approved internal rules of procedure for each:

Executive Committee
(Remuneration Committee)
Members:
- **Theresa Jordis** (Chairwoman)
- **Emil Flückiger** (Deputy Chairman)

The Remuneration Committee deals with issues pertaining to the remuneration of the members of the Executive Board and their employment contracts, annual assessment of the appropriateness of their salaries as well as succession planning.

Audit Committee
Members:
- **Theresa Jordis** (Chairwoman)
- **Emil Flückiger** (Deputy Chairman)
- **Birgit G. Wilhelm**
- **Anton Mathis**
- **Peter Glanzer**

The Audit Committee carries out the tasks assigned to it by § 92 Sect. 4a Austrian Stock Corporation Act, working in close cooperation with the Executive Board and the independent auditor of the annual accounts.

Each of the committees convenes at least twice during the particular fiscal year.

All members of the Supervisory Board fulfill the criteria defining the independence of Supervisory members as stipulated in C-Rule 53 and C-Rule 54 of the Austrian Corporate Governance Code.

Remuneration for the work performed by the elected members of the Supervisory Board as well as fees for attending Supervisory Board sessions are determined by the Annual General Meeting. In the reporting year a total remuneration of EUR 60,800 was paid to Supervisory Board members for the 2007/08 fiscal year, divided among the members as follows:

- **Theresa Jordis**
  EUR 20,000

- **Emil Flückiger**
  EUR 15,000

- **Birgit G. Wilhelm**
  EUR 12,000

- **Hansjörg Geiger**
  EUR 12,000

- **Anton Mathis**
  EUR 900 (attendance fees)

- **Peter Glanzer**
  EUR 900 (attendance fees)

DORDA BRUGGER JORDIS Rechtsanwälte GmbH, a law firm whose managing partner, Theresa Jordis, is a member of the Supervisory Board of Wolford Aktiengesellschaft, advised the company on legal matters. A fee schedule in line with prevailing market rates was agreed upon for these services, which are billed on the basis of time worked. In view of the level of her partnership interest in the above-mentioned law firm, Theresa Jordis does not derive any material economic benefit from this relationship.

RCI Unternehmensberatung AG, a consulting firm based in Switzerland whose managing director is Emil Flückiger, a member of the Supervisory Board of Wolford Aktiengesellschaft, advised the company in business matters. In view of the level of his partnership interest in the above-mentioned consulting firm, Emil Flückiger does not derive any material economic benefit from this relationship.

In addition to their positions on the Supervisory Board of Wolford Aktiengesellschaft, the following Supervisory Board members hold supervisory board mandates in other companies which are independent of Wolford Aktiengesellschaft:

- **Theresa Jordis**
  Miba AG (Chairwoman of the Supervisory Board)
  Erste Group Bank AG (Member of the Supervisory Board)

- **Emil Flückiger**
  Christ Water Technology AG (Member of the Supervisory Board and Chairman of the Audit Committee)

A directors and officers (D&O) insurance policy has been concluded for members of the Supervisory and Executive Boards as well as top managers of the company. In addition, insurance protection exists for the managing directors of Wolford's subsidiaries in Austria and abroad.

The Executive Board and Supervisory Board of Wolford Aktiengesellschaft jointly pursue the goal of sustainably enhancing shareholder value. For this reason, communications between the two corporate bodies is particularly intensive. The Executive and Supervisory Board regularly exchange information and views on relevant issues. The Executive Board provides timely and comprehensive information to the Supervisory Board, in both written and oral form. The Executive Board immediately informs the Supervisory Board about any deviations from the initial business objectives or strategies. The specific transactions subject to authorization as defined in the internal rules of procedure generally require the approval of the Supervisory Board.



Management Report

of the Wolford Group for the Fiscal Year

2008/09

1. Wolford's business trends, results and financial position

In the late summer of 2008, the financial crisis began to negatively impact the real economy. Accordingly, a large part of Wolford's 2008/09 fiscal year was characterized by a significantly more difficult economic environment. Subsequently, the crisis also led to a contraction in global consumer demand, and particularly strained the luxury goods industry and, as a consequence, Wolford's business operations, and in fact still does.

The financial and economic crisis in the fourth quarter of 2008 and the first quarter of 2009 resulted in the most serious economic downturn in the postwar period. An end to the reduction in inventories and the economic stimulus packages carried out in the USA, Europe, China and Japan are designed to enable a gradual stabilization of the global economy, whereas consumer spending continues to remain weak. The global recovery will be uneven, and will turn out to be comparatively weak in Europe and the USA.

Following the downfall of Lehman Brothers in the autumn of 2008, a climate of uncertainty prevailed. As a consequence, consumers and producers limited their spending to what they considered to be absolutely essential. In turn, this led to a collapse of international trade. Although the global economy is currently in the midst of a major depression, there have been signs of a recovery in recent months from the economic shock. The business climate and the mood of consumers are gradually emerging from their record lows, and there has been a slight upward trend in world trade. All in all, the chances are good that the world economy will slowly stabilize in the months to come. Asia is leading the economic rebound, with the USA lagging behind.

Although there will not be any immediate return to economic growth, the prospects of a stabilization in the global economy together with good quarterly results on the part of banks led to a pronounced rally on international financial markets.

Quarterly sales development (in EUR '000)



Total
1st quarter
2nd quarter
3rd quarter
4th quarter
2008/09
31,913
44,743
41,794
28,893
147,343
2007/08
30,517
45,990
48,446
32,700
157,653
2006/07
26,111
38,626
43,055
33,891
141,683
0
20,000
40,000
60,000
80,000
100,000
120,000
140,000
160,000

In the first quarter of 2009, eurozone economies contracted at an annual rate of 9.8 percent. Due to its dependency on exports, Germany is the weakest (-14.4 percent), followed by the Netherlands (-10.7 percent) and Italy (-9.3 percent). The weak performance likely continued in the second quarter of 2009, although the economic downswing was probably significantly lower compared to previous quarters.

The strong decline of GDP in the USA in the fourth quarter of 2008 (-6.3 percent) as well as in the first quarter of 2009 (-6.1 percent) had an extremely negative influence on overall economic development in the world.

Economic indicators are expected to point to worldwide economic stabilization. Consumer spending is being propped up by relatively low raw material prices, low mortgage interest rates and tax relief measures (USA in Q2 2009). A normalization of world trade, an end to inventory corrections and demand resulting from delayed projects are likely to result in an improvement of the currently unfavorable capacity situation for companies.

Against the backdrop of this economic environment, sales of the Wolford Group fell by 6.5 percent in the 2008/09 fiscal year, to EUR 147.3 million, which can be attributed to cautious consumer spending on the whole. Adjusted for currency effects, sales were down 5.3 percent in 2008/09.

The Legwear product group accounted for 50.7 percent or more than half of total brand sales in the 2008/09 fiscal year. Once again, the Ready-to-wear range comprised the second largest product group, contributing 37.0 percent of brand sales in 2008/09. Lingerie, Swimwear and Accessories combined to generate 12.3 percent of total brand sales.

Following a predominantly positive development in most markets in the first half-year 2008/09, the Wolford Group could not defy the difficult economic conditions prevailing in the global economy in the second half but also particularly in the fourth quarter of 2008/09. Accordingly, Wolford posted a significant year-on-year decline in sales in some of its core geographic markets

Despite the increase in the number of Wolford-owned boutiques to 103, up from 88 in the previous year, inventories of finished goods and work-in-process could be reduced by EUR 0.1 million. The costs of materials and purchased manufacturing services declined by EUR 8.2 million in the 2008/09 fiscal year to EUR 32.5 million, which is primarily due to the lower operating output.

Wolford succeeded in reducing staff costs by EUR 5.7 million, from EUR 76.3 million in the 2007/08 fiscal year to EUR 70.5 million in 2008/09 in spite of the large number of newly opened boutiques. This was achieved by implementing capacity adjustment measures as well as by streamlining and realigning internal processes. The ratio of staff costs to total sales decreased from 48.4 percent to 47.9 percent. On balance, total staff expenditures were down 7.5 percent. The average number of employees was 1,653 full-time equivalents in the 2008/09 fiscal year. As at April 30, 2009, the total work force declined by 165 full-time employees compared to the previous year.

Staff costs (in EUR '000)



..... As a percentage of sales
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
69,019
76,267
70,543
48.7%
48.4%
47.9%
2006/07
2007/08
2008/09

In order to ensure a sufficient supply of skilled staff, the Wolford Group hired five new apprentices in the autumn of 2009. As of April 30, 2009, there were 22 apprentices in training at Wolford.

Average number of employees (full-time equivalents)



2008/09
2007/08
2006/07
1,653
1,669
1,482
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800

Depreciation, amortization, impairment losses and reversal of impairment on intangible assets and property, plant and equipment were slightly above the previous year's level, rising EUR 0.6 million to EUR 7.4 million. Capital expenditure on intangible assets and property, plant and equipment amounted to EUR 14.7 million.

Capital expenditure, depreciation, amortization, impairment and reversal of impairment, excluding financial assets (in EUR '000)



..... Capital expenditure as a percentage of sales
Capital expenditure
Depreciation, amortization, impairment and reversal of impairment
2008/09
2007/08
2006/07
10.0%
14,719
7,407
6.1%
9,557
6,820
5.1%
7,175
6,158
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000

The increase in other operating expenses, which rose by EUR 0.7 million in 2008/09, can be primarily attributed to rental and leasing expenditures (EUR 1.7 million) and advertising costs (EUR 0.7 million).

Other operating expenses (in EUR '000)



..... As a percentage of sales
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
35,267
37,405
38,117
24.9%
23.7%
25.9%
2006/07
2007/08
2008/09

In the fiscal year under review, the operating profit totaled EUR 2.2 million, down from EUR 11.3 million in the previous year. EBITDA amounted to EUR 9.6 million (previous year: EUR 18.2 million). The ratio of EBITDA to total sales was 6.5 percent (previous year: 11.5 percent).

EBIT (in EUR '000)



..... As a percentage of sales
12,000
10,000
8,000
6,000
4,000
2,000
0
7,686
11,339
2,184
5.4%
7.2%
1.5%
2006/07
2007/08
2008/09

EBITDA (in EUR '000)



..... As a percentage of sales
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
13,844
18,159
9,591
9.8%
11.5%
6.5%
2006/07
2007/08
2008/09

The financial result amounted to EUR -3.0 million, which is primarily related to higher financing costs resulting from the financial crisis, as well as the lower net investment securities income.

The profit from continuing operations (before taxes) was EUR -0.8 million (previous year: EUR 9.3 million).

Financial result (in EUR '000)



2008/09
2007/08
2006/07
(2,994)
(2,074)
(1,619)
-3,000 -2,500 -2,000 -1,500 -1,000 -500 0

Profit from continuing operations before taxes (in EUR '000)



10,000
8,000
6,000
4,000
2,000
0
-2,000
6,067
9,265
(810)
2006/07
2007/08
2008/09

The net cash flow from operating activities totaled EUR 7.5 million, an improvement of 22.8 percent from the previous year's level of EUR 6.1 million.

The net loss for year amounted to EUR -1.2 million (previous year: net profit of EUR 7.2 million).

Earnings per share were EUR -0.24 (previous year: EUR 1.46).

Net profit/loss for the year (in EUR '000)


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
6,442
7,173
(1,198)
2006/07
2007/08
2008/09

Earnings and cash flow per share (in EUR)


Earnings per share
Cash flow per share
2008/09
2007/08
2006/07
(0.24)
1.11
1.46
0.78
1.34
1.45
-0.5
0
0.5
1
1.5
2
Total number of shares outstanding less average number of shares of treasury stock, in thousands.
4,900
4,900
4,805

Non-current assets of the Wolford Group amounted to EUR 83.0 million as at April 30, 2009 (April 30, 2008: EUR 79.0 million).

Inventories could be reduced by EUR 3.0 million to EUR 44.7 million. The financial resources tied up in current receivables and other assets improved by 11.3 percent thanks to intensive debtor management. Accordingly, total current assets fell by EUR 4.5 million, to EUR 66.8 million.

Inventories (in EUR '000)



Raw materials and supplies
Work-in-process
Finished goods and merchandise
2008/09
2007/08
2006/07
8,901
6,099
29,747
11,794
7,401
28,557
9,580
6,296
18,462
Total
44,747
47,752
34,338
0
5,000
10,000
15,000
20,000
25,000
30,000

On the balance sheet date of April 30, 2009, shareholders' equity was EUR 76.8 million (April 30, 2008: EUR 79.0 million). The equity ratio reached a level of 49.6 percent of total assets (previous year: 50.9 percent).

Borrowings from banks and other financial liabilities totaled EUR 41.2 in the 2008/09 fiscal year. The increase of EUR 8.4 million compared to the previous year is primarily related to the higher investment volume. Gearing was 44.1 percent (previous year: 28.6 percent).

Shareholders' equity (in EUR '000)



..... Equity ratio
80,000
60,000
40,000
20,000
0
74,442
79,018
76,818
53.0%
50.9%
49.6%
2006/07
2007/08
2008/09

Gross liquidity, bank debt and net debt (in EUR '000)



Gross liquidity
Bank debt and other financial liabilities
Net debt
2008/09
41,246
33,853
7,393
2007/08
32,855
22,593
10,262
2006/07
26,148
17,492
8,656
(40,000)
(20,000)
0
20,000

2. Risk management

Financial instruments

Financial instruments are contractual business transactions that encompass a right to cash or another financial asset. This includes both primary financial instruments such as trade receivables and payables, cash, bank balances, loans receivable and borrowings. Primary financial instruments held by the company that may involve credit risk are receivables, cash and cash equivalents, and securities. On the other hand, there are also derivative financial instruments, whose value changes in response to the change in an underlying interest rate or security price, that require little or no initial net investment, and that are settled at a future date.

Derivative financial instruments are used in the Wolford Group to hedge against risks arising from changes in exchange rates and interest rates. The purpose of hedging currency risk is to create sufficient predictability in order to enable the budgeting process to be carried out at least six and at most twelve months in advance.

Default risk

On the assets side, the reported carrying amounts also represent the maximum credit risk and default risk.

However, the risk actually incurred can be regarded as low, as most of the financial institutions involved have excellent credit ratings. In addition, the company limits its credit risk with respect to customers by taking out credit insurance with Prisma Kreditversicherungs AG and with OeKB Versicherungs AG

Interest rate risk

On the assets side, there is a lower risk associated with fixed-interest securities than in the previous fiscal year, which can be attributed to the decline in interest rates over the reporting period. In addition, fixed-interested securities were disposed of during the 2008/09 fiscal year. The overall interest rate risk can be regarded as low due to the short remaining terms to maturity and the decline in interest rates.

On the liabilities side, interest rate risk relates to fluctuations in floating rate liabilities.

The carrying amount of bank debt at April 30, 2009 represents the outstanding principal.

Foreign exchange risk

Exchange rate risks arising from existing foreign currency receivables and from forecasted transactions are largely hedged by the Group treasury department.

Derivative financial instruments

The Wolford Group treasury department uses derivative financial instruments in the form of foreign currency forwards and options.

The derivatives positions open as at April 30, 2009 had terms of less than twelve months.

All currency forwards are recognized at their fair value pursuant to IAS 39. Both the currency forwards and currency options fail to fulfill the stringent documentation requirements for hedging instruments. For this reason, they must be classified as "held for trading" under IAS 39, recognized at fair value and included in the income statement.

The market values of the derivative foreign exchange instruments represent the market values of the forward exchange contracts that would have to be concluded at the balance sheet date in order to settle the respective currency derivative, without regard to any adverse changes in the value of the hedged items.

Internal auditing - Opportunity and risk management - Internal control system

The responsibilities of Wolford's "Internal audit" department were expanded in the past fiscal year to encompass opportunity and risk management as well as an integrated internal control system operating on the same software platform. A systematic and goal-oriented approach implemented at the company's headquarters in Bregenz, and successively expanded to all subsidiaries, served as the basis for the company's efforts to identify, evaluate, prioritize and reduce risks on the basis of targeted measures and exploit opportunities which have been discovered. In addition, assessments of the effectiveness of the opportunity and risk management system and the performance of supervisory, management and monitoring processes were carried out at the same time. As a result, extensive support was provided to the organizational units to assist them in achieving their goals.

The following guidelines apply to Wolford's risk management policies:

- No action or decision may put the company's future in jeopardy.
- Compliance with the Group's internal rules and regulations is generally required.
- Unavoidable risks must be insured to the extent that this is economically feasible.
- Residual risks must be managed using risk management tools.

Risk and opportunity management at the Wolford Group is supported by a software solution which coordinates the identification and evaluation of risks and opportunities and the centralized coordination of appropriate measures taken throughout the Group. The main component is annual assessments, in which the divisional managers identify the ten to sixteen primary risks and most promising opportunities, which could have a medium-term effect on the company's ability to achieve its business targets.

In addition, the internal control system (ICS) performs a "self-assessment" on this software platform which is evaluated by management, thus enabling identification of control processes with the highest operational risks. These risks are subsequently analyzed in detail by the internal audit department, which develops improvement measures whose implementation is monitored and ensured based on the support provided by the system.

The principal types of risks faced by the Wolford Group are:

Market risks
Market risks represent the potential risk of losses resulting from deviations in market prices (i.e. raw materials, foreign exchange rates, interest rates, competitors and the overall market environment).

Operational risks
Operational risks represent the potential change in the value of assets due to defective processes, system malfunctions, inadequate qualifications or diligence of employees, fraud and disasters.

Credit risks
Credit risks represent the risk of losses due to irrecoverable debts.

Business risks
Business risks represent the risk of loss arising from business activities (i.e. fluctuations in demand, projects, fashions, strategy, legal matters and cooperation agreements with external partners).

3. Subsequent events

There were no significant events after the balance sheet date which had a material impact on Wolford's business operations.

4. Research and development

Wolford's research and development activities are closely linked to the Group's strategic goal of extending its leadership in innovation, to ensure a continuing solid foundation for sustained business success.

The intensive developmental work has enabled Wolford to create unique and distinctive products with its own development and innovative knitting technologies.

The spectrum of sizes offered in the Lingerie, Swimwear and Legwear Trend collections was expanded, particularly in the upper range, as a means of ensuring an even better fit. D Cup and E Cup sizes will be offered in the Lingerie and Swimwear products groups in the future. The Legwear Trend portfolio was extended to include size XL. All these measures were taken in order to win over an even larger target group to purchase Wolford products.

Increasing the range of products with figure forming functions, especially in the Ready-to-wear, Lingerie and Legwear product groups comprised another priority of Wolford's research and development work. Garments featuring such functions place high demands on knitting technologies because they should have figure enhancing features yet boast a neutral and fashionable look.

Wolford's research and development activities were subject to a fundamental analysis, which subsequently led to a partial restructuring of the R&D organization and relevant processes. New product data management software is designed to enable shorter product development cycle times and quicker reactions to market trends on the basis of a higher level of efficiency.

Research and development expenses (in EUR '000)


As a percentage of sales
8,500
8,000
7,500
7,000
6,500
6,000
5,500
7,721
8,135
7,692
5.4%
5.2%
5.2%
2006/07
2007/08
2008/09

5. Non-financial performance indicators

Wolford continually invests in employee training and development, and steadily improves the setting for the further enhancement of personal and professional abilities, thus sustaining the ongoing upgrading of qualifications and motivation. In the 2008/09 fiscal year, the focus was on standardized training measures in the field of time and project management, as well as intensifying knowledge of foreign languages.

Wolford standardized its employee performance review for all business segments, in order to be able to evaluate and individually promote the personal development potential and career opportunities for each employee. As a result, a series of professional training programs was implemented in the 2008/09 fiscal year.

All buildings on the premises of Wolford Aktiengesellschaft were declared smoke-free zones effective January 1, 2009. This change was accepted smoothly by company employees, based on the targeted measures which were carried out (e.g. vitamins against nicotine, activities to help employees kick the smoking habit such as cost-free acupuncture, non-smoker seminars, lung function tests, etc.) in coordination with the occupational physician and the Staff Council.

To increase overall security at the company, a new access control system was installed for all employees, suppliers and visitors in the autumn of 2008, and employee time-keeping for all employees was converted to a new electronic system.

The Wolford Group continues to attach considerable importance to occupational health care as the basis for its health promotion measures. The focus was on activities relating to the issues of vaccinations, physical exercise and psychological disease. Accordingly, Wolford organized a workshop on the topic "Overcoming stress – preventing burnout", in which 100 employees participated.

The Group's efforts to encourage as many employees as possible to stop using their own vehicles to get to work and switch to public transportation were resolutely continued in the past fiscal year. In September 2008, the former environment minister Josef Pröll bestowed first prize on Wolford in the category "Austria's Most Bicycle-Friendly Large Company". This award demonstrates the high recognition gained by Wolford Aktiengesellschaft for its efforts to promote the "gentle" mobility of employees and thus assume responsibility for living space and workspace.

In the course of constructing new facilities, Wolford integrated extensive heat recovery equipment, which not only results in very high primary energy savings but also has a positive impact on the environment. The boilers are operated with natural gas, which reduces waste gas emissions to an absolute minimum. There is a very low level of residual materials in the wastewater emanating from Wolford's production plant due to the use of appropriate dyes. As a consequence, the wastewater can be discharged into the municipal purification plant without any difficulty. Comprehensive renovation measures to modernize the offices and parts of the production plant were initiated in the past fiscal year. In addition to a new insulation facade, all windows and the main roof were renovated using the best available technologies. The specific heating demand of the section of the building is now at 33 kWh/m^2a, which corresponds to category B. The planning phase in the construction of the new production facility in Murska Sobota (Slovenia) already took the issue of energy efficiency into account. All plant components and individual systems such as the heat pump technology (inverter technology, defrost process), solar heat (hot water generation) and also heat recovery (rotation heat exchanger, heat from compressed air, etc.) have been adjusted to each other.

6. Disclosures under § 243a Business Enterprise Code (UGB)

In accordance with § 243a Austrian Business Enterprise Code, Wolford is required to disclose the following information:

1) Wolford Aktiengesellschaft, which is listed on the Prime Market of the Vienna Stock Exchange, has a share capital amounting to EUR 36,350,000, which is divided among five million no-par value shares, each representing an equal ownership interest in the company. All shares are made out to the bearer.

2) The Executive Board is not aware of any restrictions regarding voting rights or the transfer of shares, other than the legal restrictions applicable to treasury stock. At the balance sheet date of April 30, 2009, Wolford Aktiengesellschaft owned 100,000 shares of its own stock.

3) The shareholder structure of Wolford Aktiengesellschaft at the end of the 2008/09 fiscal year was as follows: the WMP family trust owned more than one-quarter of Wolford's shares. The Sesam private trust held more than 15 percent, and Wolford Aktiengesellschaft itself held 2 percent. The rest of the shares were in free float.

Other provisions contained in § 243a Austrian Business Enterprise Code do not apply to the Wolford Group.

7. Expected business development of the company

The new fiscal year 2009/10 began for the Wolford Group with a 5.6 percent decline in sales during the first seven weeks from the comparable period of the previous year. In addition, fixed orders for the new fall/ winter collection 2009/10 are below the previous year's level. The conclusion of the Movex (production, planning and scheduling system) and Development (product data management) projects creates a good starting point for achieving sustainable cost savings in the future.

Construction of a new production facility in Slovenia not only lays the groundwork for realizing considerable cost advantages, but also provides the basis for future growth without the necessity of having to hand over core know-how to subcontractors or suppliers. Pilot production is expected to commence at the beginning of 2010.

Wolford will continue to resolutely pursue its strategy of expanding monobrand boutiques. However, fewer new outlets will be opened and renovation projects will be carried out at Wolford-owned boutiques in the course of the 2009/10 fiscal year.

All strategies and measures implemented as a means of further exploiting cost savings potentials as well as the ongoing optimization of distribution quality are all designed to confidently defy the prevailing difficult global market environment and establish a solid framework for meeting the challenges of the future. The management of the Wolford Group first expects renewed sales growth and an improvement of its earnings situation in the 2010/11 fiscal year.

Bregenz, July 8, 2009

Signed

Holger Dahmen

Peter Simma



Consolidated Financial Statements 2008/09

Consolidated financial statements of the Wolford Group for 2008/09 prepared in accordance with IFRS

Consolidated income statement for the year ended April 30, 2009

in EUR '000	Note	2008/09	2007/08
Sales	(1)	147,343	157,653
Other operating income	(2)	3,621	3,751
Change in inventories of finished goods and work-in-process		(370)	11,046
Own work capitalised		143	88
Operating output		**150,737**	**172,538**
Cost of materials and purchased services		(32,486)	(40,707)
Staff costs	(3)	(70,543)	(76,267)
Depreciation, amortization and impairment losses on property, plant and equipment and intangible assets excluding goodwill	(4)	(7,407)	(6,820)
Other operating expenses	(5)	(38,117)	(37,405)
Operating profit (EBIT)		**2,184**	**11,339**
Net interest cost	(6)	(2,092)	(1,392)
Net investment securities income	(7)	(47)	123
Interest cost of employee benefit liabilities		(855)	(805)
Financial result		**(2,994)**	**(2,074)**
Result from continuing operations (before taxes)		**(810)**	**9,265**
Income taxes	(8)	(388)	(2,092)
Net result for the period		**(1,198)**	**7,173**
Earnings per share (diluted = undiluted)		**(0.24)**	**1.46**

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated balance sheet at April 30, 2009

ASSETS

in EUR '000	Note	April 30, 2009	April 30, 2008
Non-current assets	(9)		
Property, plant and equipment		65,022	61,937
Goodwill		1,180	1,087
Intangible assets		10,672	6,483
Investments in affiliated companies		3	3
Prepayments on investments in affiliated companies		0	0
Non-current available-for-sale financial assets		4,777	8,373
Non-current receivables	(10)	1,327	1,108
		82,981	**78,991**
Deferred tax assets	(11)	**5,220**	**4,828**
Current assets			
Inventories	(12)	44,747	47,752
Current receivables and other assets	(13)	18,239	20,564
Current available-for-sale financial assets	(14)	38	37
Cash and cash equivalents		3,752	2,957
		66,776	**71,310**
Total assets		**154,977**	**155,129**

The accompanying notes form an integral part of these consolidated financial statements.

SHAREHOLDERS' EQUITY AND LIABILITIES

in EUR '000	Note	April 30, 2009	April 30, 2008
Shareholders' equity	**(15)**		
Share capital		36,350	36,350
Capital reserves		1,817	1,817
Other reserves		41,753	44,855
Currency translation differences		(3,102)	(4,004)
		76,818	**79,018**
Non-current liabilities			
Long-term debt	(16)	18,614	16,265
Provisions for employee benefits	(17)	13,756	15,693
Other non-current liabilities		158	114
		32,528	**32,072**
Deferred tax liabilities	**(11)**	**349**	**354**
Current liabilities			
Current portion of long-term debt	(16)	2,903	1,624
Bank loans and overdrafts	(18)	19,729	14,966
Current tax liabilities		548	725
Other current provisions	(19)	4,193	4,906
Trade payables		4,051	6,953
Other current liabilities	(20)	13,858	14,511
		45,282	**43,685**
Total shareholders' equity and liablites		**154,977**	**155,129**

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statement for the year ended April 30, 2009

in EUR '000	Note	2008/09	2007/08
Result from continuing operations before taxes		(810)	9,265
- Interest and similar income		(317)	(804)
+ Interest and similar expenses		2,151	1,864
+ Depreciation, amortization and impairment losses on non-current assets		7,645	7,029
+ (-) Loss (gain) from the disposal of property, plant and equipment and intangible assets		(47)	112
+ (-) Loss (gain) from the disposal of securities		67	0
+ (-) Currency translation differences		(252)	(516)
+ (-) Increase (decrease) in provisions for employee benefits		(1,937)	1,205
- (+) Increase (decrease) in non-current liabilities		(219)	43
+ (-) Increase (decrease) in other non-current receivables		44	(52)
- (+) Increase (decrease) in inventories		3,005	(12,750)
- (+) Increase (decrease) in current receivables and other assets		2,325	(222)
+ (-) Increase (decrease) in other current provisions		(713)	(52)
+ (-) Increase (decrease) in trade payables		(2,834)	347
+ (-) Increase (decrease) in other current liabilities		(653)	601
= Cash generated from operations		**7,455**	**6,070**
-(+) Income taxes paid (credited)		(728)	(1,021)
+ Interest received		127	536
- Interest paid		(1,434)	(1,773)
Net cash from operating activities		**5,420**	**3,812**
+ Proceeds from the disposal of securities		3,957	0
- Purchase of available-for-sale financial assets		(455)	(1)
+ Proceeds from disposal of property, plant and equipment and intangible assets		339	0
- Purchase of goodwill		(30)	(63)
- Purchase of intangible assets	(22)	(3,200)	(2,194)
- Purchase of property, plant and equipment	(22)	(11,555)	(5,661)
- Acquisitions	(22)	0	(1,463)
Net cash used in investing activities		**(10,944)**	**(9,382)**
+(-) Change in current borrowings		6,042	1,364
+(-) Change in non-current borrowings		2,349	5,343
+ Proceeds from the disposal of treasury stock		0	0
- Dividends paid		(2,107)	(1,470)
Net cash from financing activities		**6,284**	**5,237**
+(-) Net increase (decrease) in cash and cash equivalents		760	(333)
+(-) Cash and cash equivalents at beginning of period	(21)	2,957	3,434
+(-) Effects of exchange rate fluctuations on cash and cash equivalents at beginning of period		35	(144)
Cash and cash equivalent at end of period	**(21)**	**3,752**	**2,957**

Consolidated statement of changes in equity for the year ended April 30, 2009

in EUR '000	Share capital	Capital reserves	Fair value reserve for available-for-sale financial assets	Hedging reserve	Other reserves	Currency translation differences	Treasury stock	Total
At April 30, 2007	**36,350**	**1,817**	**(706)**	**0**	**44,064**	**(2,420)**	**(4,663)**	**74,442**
Dividend for 2006/2007	0	0	0	0	(1,470)	0	0	(1,470)
Net profit for the year	0	0	0	0	7,173	0	0	7,173
Other changes recognized in equity	0	0	(43)	0	500	(1,584)	0	(1,127)
At April 30, 2008	**36,350**	**1,817**	**(749)**	**0**	**50,267**	**(4,004)**	**(4,663)**	**79,018**
Dividend for 2007/2008	0	0	0	0	(2,107)	0	0	(2,107)
Net profit for the year	0	0	0	0	(1,198)	0	0	(1,198)
Other changes recognized in equity	0	0	208	0	(5)	902	0	1,105
At April 30, 2009	**36,350**	**1,817**	**(541)**	**0**	**46,957**	**(3,102)**	**(4,663)**	**76,818**

WOLFORD GROUP
NOTES TO THE IFRS CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING APRIL 30, 2009

The Wolford Group is an international group of companies specializing in the production and marketing of high-quality legwear, which represents the core business of the Wolford Group, as well as exclusive ready-to-wear garments and lingerie, seasonal swimwear and complementary accessories positioned in the luxury segment of the market. The headquarters of the Wolford Group are located in Austria at Wolfordstraße 1, 6901 Bregenz.

The business activity of the subsidiaries comprises the marketing and sale of the products obtained from the parent company.

I. SIGNIFICANT ACCOUNTING PRINCIPLES

1. Basis of preparation

Explicit and unreserved statement of compliance with IFRS

The consolidated financial statements of Wolford Aktiengesellschaft for the 2008/09 fiscal year (May 1, 2008 - April 30, 2009) were prepared in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), as adopted by the European Union.

All updated versions of the valid and binding standards issued by the IASB and interpretations of the International Financial Reporting Interpretations Committees (IFRIC) for the 2008/09 fiscal year were applied.

On the basis of Regulation (EC) Nr. 1606/2002 adopted by the European Parliament and the EU Council on July 19, 2002, all publicly listed companies domiciled in the EU are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2005.

On January 1, 2007, IFRS 7 “Financial Instruments: Disclosures” took effect. This standard expands the existing disclosure requirements for financial instruments specified in IAS 32 and encompasses all mandatory disclosure requirements for financial instruments. Wolford has applied this standard starting with the 2007/08 fiscal year.

IFRS 8 "Operating Segments" must be applied for fiscal years beginning on or after January 1, 2009. This standard replaces IAS 14 and requires companies to report financial information and provide explanatory details about their reportable segments. Wolford applied this standard for the first time starting with the 2008/09 fiscal year.

The revised standard IAS 23 "Borrowing Costs" is to be applied for fiscal years beginning on or after January 1, 2009. Accordingly, borrowing costs are recognized if they can be directly assigned to the acquisition, construction or production of a qualified asset. The current existing possibility to immediately recognize borrowing costs as expenses will be eliminated. The Wolford Group assumes that the application of this interpretation will have no material effect on the net assets, financial position or profit and loss of the Wolford Group.

The revisions made to IFRS 1 "First-Time Adoption of International Financial Reporting Standards" enables a company to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in its first-time adoption of IFRS in preparing financial statements according to the amounts reported in accordance with IAS 27 "Consolidated and Separate Financial Statements" or the previously used accounting standards or at fair value, and include this cost in place of acquisition costs. The change to IAS 27 stipulates that all dividends of subsidiaries, jointly controlled entities and associates are to be recognized in profit or loss in separate financial statements. These revisions are applicable for fiscal years beginning on or after January 1, 2009. The change to IAS 27 is to be applied prospectively. The new requirements only have an impact on the separate financial statements of the parent company, and will have material effect on the presentation of the consolidated financial statements.

In September 2007, IASB published a revised version of IAS 1 "Presentation of Financial Statements", which is designed to facilitate the analysis and comparison of financial statements. The revised standard is to be applied for fiscal years beginning on or after January 1, 2009. Due to the fact that the changes relate to disclosure requirements, the Wolford Group assumes that the application of this standard will have no material effect on the presentation of the consolidated financial statements of the Wolford Group.

Amendments made to IFRS 2 "Share-based Payments" were published in January 2008, more precisely clarifying the meaning of vesting conditions and the accounting treatment of the cancellation of equity instruments. These amendments, which apply retroactively to fiscal years beginning on or after January 1, 2009, will have no impact on the Wolford Group, due to the fact that the Wolford Group has not carried out any share-based payments.

The revised standard IFRS 3 "Business Combinations", published by IASB in January 2008, as well as amendments to IAS 27 "Consolidated and Separate Financial Statements" is to be applied for fiscal years beginning on or after July 1, 2009. The standard includes changes in the accounting treatment of business combinations which will impact the amount of goodwill recognized, the business results achieved in the reporting period in which the acquisition took place, and future results. The revised standard will not be applied by the Wolford Group ahead of time.

The amendments made to IAS 32 "Financial Instruments: Presentation" were published in February 2008 and are to be applied for fiscal years beginning on or after January 1, 2009. The revisions provide for exceptions, to a small extent, enabling the classification of puttable financial instruments as equity inasmuch as certain criteria are fulfilled. The application of these changes will not have any material effect on the net assets, financial position or profit and loss of the Wolford Group.

The revisions to IAS 39 "Financial Instruments: Recognition and Measurement" were published in August 2008, and are to be applied for fiscal years beginning on or after July 1, 2009. The changes specify how the existing principles underlying hedge accounting are to be applied to the recognition of hedging transactions and one-sided risks as well as inflation risks in the underlying transactions. IAS 39 clarifies that it is permissible to designate only a portion of changes in the fair value of the hedge or cash flow fluctuations of a financial instrument as an underlying transaction. The Wolford Group assumes that the application of this standard will have no material effect on the net assets, financial position or profit and loss of the Wolford Group, as the company has not concluded such hedges.

In May 2008, IASB issued a standard containing a package of amendments entitled "Improvements to International Financial Reporting Standards 2008". The primary goal is to eliminate inconsistencies and clarify phrasing. The standard deals with numerous minor amendments to existing standards which are considered to be essential but not urgent. The standard was adopted by the European Union in January 2009. Unless otherwise specified, the amendments are to be applied for fiscal years beginning on or after January 1, 2009. The application of this standard is not likely to have any material effect on the net assets, financial position or profit and loss of the Wolford Group.

IFRIC 11 "Group and Treasury Share Transactions Amendments to IFRS 2" is effective for fiscal years beginning on or after March 1, 2007, and contains guidelines on applying IFRS 2. The application of this standard does not have any material effect on the net assets, financial position or profit and loss of the Wolford Group.

IFRIC 15 "Agreements for the Construction of Real Estate" was published in July 2008 and is to be applied for fiscal years beginning on or after January 1, 2009. This interpretation is to be applied retroactively. It specifies the how and when revenue derived from the disposal of real estate and the related expenditures are to be recognized, in case the project developer and the buyer reach an agreement before construction has been completed. IFRIC 15 will have no impact on the consolidated financial statements of the Wolford Group, due to the fact that the Wolford Group does not carry out such business transactions.

IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" was published in July 2008. This interpretation provides guidelines on the accounting treatment of hedges of a net investment. This interpretation is to be applied for fiscal years starting on or after October 1, 2008. The Wolford Group is not applying this interpretation ahead of time.

IFRIC 17 "Distributions of Non-cash Assets to Owners" addresses the issue of how a company is to measure the distributions of assets other than cash when it pays dividends to owners. A dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the company. This dividend obligation is to be measured at the fair value of the net assets to be distributed. The difference between the dividend paid and the carrying amount of the net assets is to be recognized in profit or loss. An entity is required to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation. IFRIC 17 applies to fiscal years which begin on or after July 1, 2009. Earlier application of this interpretation is permitted. The Wolford Group will not apply this interpretation ahead of time.

IFRIC 18 "Transfers of Assets from Customers" is applicable when a company receives from a customer an item of property, plant and equipment (or cash to acquire or construct the item of property, plant and equipment) that the company must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. Accordingly, IFRIC 18 contains provisions relating to the accounting treatment of such transfers of assets from customers to the recipient company. According to IFRIC 18, it need not necessarily be the company itself which subsequently supplies the goods or services, IFRIC 18 is not applicable to transfers of assets which are regulated by the provisions contained in IAS 20 "Accounting for Government Grants and Disclosures of Government Assistance" or IFRIC 12 "Service Concession Arrangements". IFRIC 18 requires entities to apply the interpretation prospectively to transfers of assets from customers received on or after July 1, 2009. Earlier application is permitted under certain conditions.

In addition, the following interpretations were initially applied in the 2008/09 fiscal year, which, however, did not lead to any changes in the accounting and valuation principles applied by the Wolford Group:

IFRIC 12 "Service Concession Arrangements" is effective for fiscal years beginning on or after January 1, 2008, and contains guidelines on contracts between a government on the one hand and private operators on the other, if the government prescribes the service to be provided, the public using the service and the prices to be invoiced. The application of this interpretation does not have any material effect on the net assets, financial position or profit and loss of the Wolford Group, due to the fact that the Wolford Group has not concluded any contractual agreements with the government.

IFRIC 13 "Customer Loyalty Programs" must be applied for fiscal years beginning on or after July 1, 2008, and contains guidelines to be used by companies which offer incentives to customers to buy goods and services. The application of this interpretation does not have any material effect on the net assets, financial position or profit and loss of the Wolford Group, which is related to the fact that the Wolford Group has not established any customer loyalty programs.

IFRIC 14 / IAS 19 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction" is binding for fiscal years beginning on or after July 1, 2008. It contains guidelines on the application of IAS 19 with regards to minimum funding requirements for pension or other employee benefit plans. The application of this interpretation did not have any material effect on the presentation of the consolidated financial statements.

The preparation of the consolidated financial statements is the responsibility of the Executive Board.

In all financial reporting by the Wolford Group for the 2008/09 fiscal year, amounts are reported in thousands of euros (TEUR). Rounding differences may occur due to the use of automated calculation aids.

2. Basis of consolidation

The scope of consolidation is determined in accordance with IAS 27, "Consolidated and Separate Financial Statements". In addition to the parent company, the following subsidiaries are included in the consolidated financial statements:

Company	Registered office	Direct interest in %
Wolford Beteiligungs GmbH, *)	Bregenz	100
Wolford Asia Limited,	Hong Kong	100
Wolford Belgium N.V.,	Antwerp	100
Wolford proizvodnja in trgovina d.o.o.	Murska Sobota	100

*) Wolford Beteiligungs GmbH owns all shares in the following companies:

Company	Registered office	Direct interest I in %
Wolford Deutschland GmbH,	Munich	100
Wolford (Schweiz) AG,	Glattbrugg	100
Wolford Paris S.A.R.L.,	Paris	100
Wolford London Ltd.,	London	100
Wolford Italia S.r.L.,	Milan	100
Wolford España S.L.,	Madrid	100
Wolford Scandinavia ApS,	Copenhagen	100
Wolford America, Inc.,	New York	100
Wolford Nederland B.V.,	's-Hertogenbosch	100
Wolford Canada Inc.,	Vancouver	100
Wolford Boutiques, LLC. **)	New York	100

**) Wolford Boutiques, LLC, New York is a 100 percent subsidiary of Wolford America, Inc.

In the 2008/09 fiscal year, the company Wolford proizvodnja in trgovina d.o.o. based in Murska Sobota, Slovenia was set up by Wolford Aktiengesellschaft. Wolford plans to commence manufacturing at its own production facility in Slovenia in the 2010/11 fiscal year. This investment is designed to lay the groundwork for the future expansion of the brand, and also contribute to secure the long-term success of the company.

In addition, a branch was set up in Luxembourg by the subsidiary Wolford Belgium N.V., and its subsidiary Wolford Asia Ltd. established a branch in Macao.

The year-end balance sheet date of the consolidated financial statements is that of the parent company, on April 30th.

The balance sheet date of all consolidated companies is April 30th.

The preparation of the financial statements of all companies included in consolidation is based on uniform, Group-wide accounting policies.

3. Accounting policies applied

Property, plant and equipment are reported at their production or acquisition cost in accordance with IAS 16. Depreciation is carried out over the expected useful life using the straight-line method.

Interest expenses on borrowings to finance property, plant and equipment produced or acquired over an extended period of time are not capitalized.

Straight-line depreciation of property, plant and equipment is based on the following expected useful lives:

Buildings	10-50 years
Technical equipment and machinery	4-20 years
Other equipment, furniture and fixtures	2-10 years

In the event of significant impairment that exceeds depreciation, assets are written down, if required, by recognizing an impairment loss, in conformity with IAS 36, "Impairment of Assets".

Repair and maintenance costs relating to property, plant and equipment are principally recorded as an expense. Such costs are only capitalized if it is expected that the additional expenditures will expand the future economic benefits from the use of the respective asset.

Items leased or rented under all lease or rental contracts are treated as operating leases, due to the fact that beneficial ownership is retained by the landlord or the lessor. The rental payments are recognized as an expense.

Goodwill resulting from acquisitions is recognized as an asset. An annual impairment test is carried out in accordance with IAS 36.

Other amortizable intangible assets are recorded at cost, and amortized over their useful lives of three to ten years using the straight-line method.

Goodwill and intangible assets with an indefinite useful life are subject to an annual impairment test, even if there is no indication of a potential impairment. Property, plant and equipment are tested for impairment if there is an indication of a potential impairment loss.

Impairment is tested by comparing the recoverable amount (the higher of net selling price and value in use) of every cash generating unit (CGU) to the carrying amount at the balance sheet date. If the asset's recoverable amount is less than the carrying amount, the carrying amount is reduced to the recoverable amount.

The management's estimates to determine the recoverable amount primarily refer to the discount rates, growth rates, as well as the expected changes in selling prices and related direct costs.

The interest rate of 8.0 percent which has been used represents a pre-tax rate that reflects current market forecasts and takes into account the specific risks of the individual CGUs. The expected changes in selling prices and related direct costs are calculated based on past experience and potential future market changes, and range from 1.0 percent to 5.0 percent annually.

The Wolford Group prepares cash flow projections based on the latest budgets approved by the Supervisory Board for the next four years.

Research costs may not be capitalized in accordance with IAS 38 "Intangible Assets", and are reported as an expense in the period in which they are incurred.

Development costs are generally also reported as expenses when incurred. They are only capitalized if the development activities are expected, with reasonable certainty, to result in future inflows of financial resources that will cover not only the normal costs but also the respective development costs. Beyond this, development projects must fulfill all the criteria stipulated in IAS 38. No developments costs eligible for capitalization were incurred in the 2007/08 and 2008/09 fiscal years.

In the 2008/09 fiscal year, research and development costs of TEUR 7,692 (2007/08: TEUR 8,135) were reported as an expense in the income statement.

Financial instruments: Transactions in financial instruments are recognized at the settlement date, in accordance with IAS 39. Financial assets encompass other securities and investment funds. In accordance with IAS 39, these are held as non-current, available-for-sale financial assets and recognized at fair value without deducting transaction costs. The fair value is deemed to be the market price of these financial instruments at the balance sheet date. The valuation gain or loss is not reported in the income statement but in equity, without recognition of profit or loss, in the fair value reserve for available-for-sale financial assets. When the securities are sold, the corresponding amount released from the reserve is recognized as a gain or loss under net income from securities.

Securities held as current assets are classified as available-for-sale and, in accordance with IAS 39, are reported at their fair value as determined by reference to market prices at the balance sheet date. Temporary fluctuations in market value are recorded in equity (in the fair value reserve for available-for-sale financial assets). Impairment losses are recognized in profit or loss if there are indications for a permanent decline in value. When the securities are sold, the corresponding amount released from the reserve is recognized as a gain or loss under net income from securities.

Inventories: Raw materials and supplies are reported at the lower of cost or market value. As a rule, their consumption is recognized at cost.

Work-in-process and finished goods are valued at the lower of production cost or net realizable value. Production cost includes all expenses which are directly related to the product, as well as all variable and fixed overheads incurred in connection with production. Appropriate write-downs are made to reflect inventory risks arising from slow-moving items requiring long storage periods and reductions in net realizable value.

Borrowing costs are expensed as incurred according to the benchmark method specified in IAS 23.

Receivables and other assets: Receivables are capitalized at the fair value of the services provided in return, in accordance with IAS 39. Other assets are capitalized at cost. Identifiable risks are recognized by setting up bad debt reserves in the corresponding amounts.

All cash holdings and financial investments with a term to maturity of 90 days or less at the time of acquisition that are included in cash and cash equivalents are classified as liquid assets. These assets are reported at their current value at the balance sheet date. At the balance sheet date, none of the amounts included in this item were subject to restrictions as to their use.

Treasury stock is reported in the balance sheet as a deduction from equity, pursuant to IAS 32.

Income taxes: The provision for current taxes covers all tax liabilities existing at the balance sheet date. In addition, deferred tax assets and liabilities were recognized according to the balance sheet liability method prescribed in IAS 12. This involves accruing deferred taxes for the temporary differences in valuation and in recognition between the tax bases and the commercial IFRS financial statements of the Group companies, and for eliminations. The tax rate applied in the underlying calculation is the rate that is expected to prevail for the period in which the asset will be realized or the liability settled. In addition, deferred tax assets are recognized for all loss carry-forwards that are realistically expected to be reversed in the foreseeable future.

For domestic entities, the calculation of deferred taxes is based on a tax rate of 25 percent. For foreign entities, the respective local tax rate is used.

Liabilities: At initial recognition, liabilities are capitalized at the fair value of the services provided in return. At the balance sheet date, long-term debt is subsequently reported at amortized cost.

Provisions for employee benefits: The method used to determine employee benefit obligations is explained in the note to this balance sheet item.

Provisions: Other provisions are set up in accordance with IAS 37 where the company has a current obligation arising from a past event. Where it is unclear whether such a current obligation exists, a provision is created only if the obligation is believed to exist at the balance sheet date with a probability of more than 50 percent. Long-term provisions are discounted if the interest component included in the obligation is considered to be material.

Earnings per share are determined by dividing net profit or loss for the year by the number of outstanding shares.

The share buybacks implemented in the 1998/99, 1999/2000 and 2001/02 fiscal years, amounting to 250,000 shares, were taken into account in the calculation of the earnings per share up until 2006/07.

In the 2006/07 fiscal year, two of the three tranches of treasury stock were resold, changing the basis for the computation of earnings per share.

The basis for the calculation of earnings per share was determined as followed:

	2008/09	**2007/08**
Total number of outstanding shares	5,000,000	5,000,000
Less the average number of treasury stock	(100.000)	(100.000)
	4,900,000	**4,900,000**

Revenue recognition: Revenue is recognized at the point in time in which the significant risks and potential rewards of ownership have been transferred or when the service has been rendered, also taking the other revenue recognition criteria set out in IAS 18 into account. Interest income is recognized on a pro-rata basis in accordance with the effective interest method. Income from royalties and rentals is likewise recognized on a pro-rata basis.

Foreign currency translation: Differences resulting from the translation of foreign currency-denominated monetary items in the individual financial statements which are caused by exchange rate fluctuations between the time of initial recognition of a transaction and the balance sheet date are recognized in profit or loss in the respective period. In the 2008/09 fiscal year, translation differences amounting to TEUR 425 (2007/08: TEUR -498) were recognized in the income statement. Exchange rate movements for major currencies were as follows:

Currency	Middle rate at the balance sheet date April 30, 2009	Middle rate at the balance sheet date April 30, 2008	Average rate for fiscal year 2008/09	Average rate for fiscal year 2007/08
1 EUR / USD	1.3348	1.5521	1.42136	1.41743
1 EUR / GBP	0.8995	0.7890	0.84505	0.70833
1 EUR / CHF	1.5127	1.6158	1.55943	1.63518
1 EUR / CAD	1.5970	1.5675	1.60890	1.46329
1 EUR / DKK	7.4482	7.4625	7.45593	7.45146
1 EUR / HKD	10.2800	12.1650	11.05548	11.10457

Hedging/derivative financial instruments: In order to hedge its exposure to the effects of foreign currency fluctuations on the value of assets, liabilities and future transactions, Wolford holds derivatives positions in the form of forward-currency contracts and options. The hedging transactions and derivative financial instruments are reported at fair value and recognized in the income statement, as not all requirements for hedge accounting under IAS 39 are fulfilled.

Methods of consolidation: For business combinations which took place before March 31, 2004, capital is consolidated by the benchmark method set out in IAS 22. Accordingly, the cost of acquisition or creation of the equity interest in the respective entity is offset against the fair value of the identifiable assets and liabilities of the consolidated subsidiary at the time of its acquisition or establishment. Business combinations arising after March 31, 2004 were accounted for in accordance with IFRS 3.

Intra-Group balances are eliminated by netting trade receivables, borrowings and other receivables with the corresponding liabilities and provisions between the consolidated subsidiaries.

Intra-Group revenues and expenses are eliminated by netting all expenses and revenues originating from intra-Group sales and services.

Intra-Group gains or losses from the transfer of assets are eliminated in the income statement if material. The same procedure is applied to material intra-Group profits from inventories.

Untaxed reserves resulting from special tax exemptions are disclosed in the consolidated financial statements as retained earnings less the deferred taxes.

Non-current and current assets and liabilities: Assets and liabilities with a term to maturity of up to one year are classified as current (short-term), whereas those with a term to maturity of more than one year are non-current (long-term). The term to maturity is calculated from the balance sheet date.

Government grants pursuant to IAS 20 in the Wolford Group totaling TEUR 830 (2007/08: TEUR 666) were deducted from the respective expenses. They are recognized as revenue on the basis of binding commitments, official notifications and legal entitlement, and are reported as other operating income. A government grant of TEUR 1,339 was approved and already paid for the construction of a production facility in Slovenia. This subsidy is reported under other current liabilities, and will be dissolved by corresponding write-downs or expenditures (e.g. staff costs). The government grant entails obligations, which could potentially require repayment of the grant if the conditions are not fulfilled.

Assumptions: In preparing consolidated financial statements, it is necessary to some extent to make estimates and assumptions regarding the carrying amounts of assets, provisions and liabilities, the disclosure of other obligations at the balance sheet date and the presentation of income and expenses during the reporting period. The actual future amounts may differ from such estimates.

II. NOTES TO THE CONSOLIDATED INCOME STATEMENT

(1) Sales

Detailed information on sales is provided in Segment Reporting in Section V. Other Information.

(2) Other operating income

in EUR '000	2008/09	2007/08
Rental income	432	640
Reimbursement of staff costs	1,168	1,042
Insurance benefits	144	265
Gain on disposal of property, plant and equipment and intangible assets	339	0
Refunds	114	62
Restaurant revenue	223	235
Grants for advertising and other purposes	580	452
Premiums	136	152
Other	485	903
Total	**3,621**	**3,751**

(3) Staff costs

in EUR '000	2008/09	2007/08
Wages	13,131	15,883
Salaries	41,796	42,437
Expenses for statutory social security contributions, pay-based levies and other compulsory contributions	13,829	14,753
Expenses for severance pay and pensions	633	2,025
thereof Executive Board	137	286
thereof management	23	64
Other employee benefits	1,154	1,169
Total	**70,543**	**76,267**

(4) Depreciation, amortization and impairment losses

No impairment losses were recognized as the result of impairment tests carried out during the 2007/08 fiscal year. Impairment losses amounting to TEUR 35 had to be carried out during the 2008/09 fiscal year.

(5) Other operating expenses

in EUR '000	2008/09	2007/08
Taxes (excluding income taxes)	535	445
Advertising expenses	6,220	5,476
Legal and consulting fees	2,464	2,325
Rental and lease payments (incl. operating and incidental costs)	12,949	11,209
Freight costs	3,280	3,398
Travel costs	1,633	1,833
Duties and fees	420	440
Insurance premiums	974	1,055
Licenses	270	524
Car expenses	866	862
IT expenses	820	742
Credit card fees	974	1,014
Customs duties	1,364	1,826
Commissions paid	493	849
Office supplies	479	450
Telephone costs	587	551
Losses resulting from the disposal of property, plant and equipment and intangible assets	292	112
Other	3,497	4,294
Total	**38,117**	**37,405**

(6) Net interest cost

in EUR '000	2008/09	2007/08
Interest and similar income	265	472
Interest and similar expenses	(2,357)	(1,864)
Total	**(2,092)**	**(1,392)**

The increase in interest costs relates to a greater need for borrowed capital and the high average interest rates compared to previous years. The financial result improved to TEUR 166 (2007/08: TEUR 223), which can be primarily attributed to the reporting of the forward currency contracts at their fair value on the balance sheet date.

(7) Net income from securities

in EUR '000	2008/09	2007/08
Income from investments in securities	191	332
Expenses from investments in securities	(238)	(209)
Total	**(47)**	**123**

Impairment tests carried out in the year under review led to the recognition of impairment losses on non-current financial assets and securities totaling TEUR 204 (2007/08: TEUR 209). The disposal of securities led to losses amounting to TEUR 34 (2007/08: TEUR 0).

Financial result

in EUR '000	2008/09	2007/08
Interest and similar income from financial instruments	357	599
Interest income on debt	5	4
Other interest income	94	201
Impairment losses on financial instruments	(238)	(209)
Other interest expense	(2,357)	(1,864)
Interest costs of employee benefit liabilities	(855)	(805)
Total	**(2,994)**	**(2,074)**

(8) Income taxes

Current tax expenditures are comprised of the following:

in EUR '000	2008/09	2007/08
Tax expense in the current fiscal year	(550)	(1,414)
Deferred tax credit	162	0
Deferred tax expense	0	(678)
Total	**(388)**	**(2,092)**

In the 2008/09 fiscal year, taxes totaling TEUR 235 (2007/08: TEUR -478) were recognized directly in equity.

The reconciliation of the tax expenses based on the Austrian corporate tax rate of 25 percent to the effective tax rate for the period is based on the following calculation:

in EUR '000	2008/09	2007/08
Result from continuing operations (before tax)	(810)	9,265
Tax expense at the rate of 25%	0	(2,316)
Tax revenue at the rate of 25%	203	0
Foreign tax rates	22	(550)
Recognition of previously written-down loss carry-forwards as an asset	0	81
Utilization of previously written-down loss carry-forwards	38	241
Tax-related investment amortization on the level of the parent company	0	392
Losses for which no deferred tax asset was recognized	(251)	(54)
Permanent differences		
thereof tax exemptions	39	43
thereof non-deductible expenses	(15)	(16)
Other	(424)	87
Effective tax expense	**(388)**	**(2,092)**
Effective tax rate	**-48%**	**23%**

III. NOTES TO THE CONSOLIDATED BALANCE SHEET

ASSETS

(9) Non-current assets

The detailed presentation of the development of assets is presented in the consolidated statement of changes in non-current assets. The exchange rate effect resulting from the translation of the assets and liabilities of foreign entities at the beginning of the period compared to end-of-period exchange rates is likewise disclosed separately.

Property, plant and equipment

A detailed presentation of changes in the item property, plant and equipment is included in the consolidated statement of changes in non-current assets, which forms part of these consolidated financial statements.

The total commitments to acquire property, plant and equipment amounted to TEUR 341 at the balance sheet date (2007/08: TEUR 969). On the basis of impairment tests, the impairment losses of TEUR -35 (2007/08: TEUR 0) relating to retail boutiques are recognized as an expense in the income statement.

Intangible assets

A detailed presentation of changes in the item intangible assets is included in the consolidated statement of changes in non-current assets, which forms part of these consolidated financial statements.

The total commitments to acquire intangible assets within the context of ongoing projects during the 2008/09 fiscal year amounted to TEUR 0 at the balance sheet date (2007/08: TEUR 365).

The amortization and impairment of intangible assets are shown in the consolidated statement of changes in non-current assets, and included in the consolidated income statement under the item "depreciation, amortization and impairment losses on intangible assets and property, plant and equipment".

Non-current financial assets

The securities and investment funds included under this item in accordance with IAS 39 are classified as available-for-sale financial assets and reported at their fair value, which corresponds to the market value of the financial instruments at the balance sheet date. The change of TEUR -30 in their fair value during the 2008/09 fiscal year (2007/08: TEUR -262) is recognized directly in equity. Due to a permanent state of impairment, impairment losses of TEUR 204 (2007/08: TEUR 209) and losses from the disposal of securities are recognized as an expense in the income statement.

(10) Non-current receivables

This item primarily relates to advance rental and lease payments and security deposits.

(11) Deferred taxes

Net deferred tax assets and **liabilities** arise from the following temporary reporting and valuation differences between IFRS carrying amounts and the corresponding tax base:

	April 30, 2009		April 30, 2008	
in EUR '000	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Deferred tax assets				
Property, plant and equipment, intangible assets	902	(579)	1,007	(580)
Valuation of inventories	0	(51)	0	(28)
Accrued rental costs	237	0	186	0
Provisions for employee benefits	597	0	872	0
Other provisions	240	0	171	0
Securities	0	(1)	0	(1)
Treasury stocks	0	(957)	0	(594)
Untaxed reserves	0	(297)	0	(298)
Foreign currency translation	0	(52)	0	(57)
Deferred taxes on loss carry-forwards and on write-downs to fair value	3,697	0	2,844	0
Eliminations	1,175	0	1,032	0
Other	12	(52)	0	(80)
Deferred tax assets/liabilities	**6,860**	**(1,989)**	**6,112**	**(1,638)**
Offset within legal tax units and jurisdiction	**(1,640)**	**1,640**	**(1,284)**	**1,284**
Net deferred tax assets and liabilities	**5,220**	**349**	**4,828**	**354**

In accordance with IAS 12, deferred tax assets of TEUR 3,070 (April 30, 2008: TEUR 1,709) were recognized for loss carry-forwards which are expected to be reversed in the future.

No deferred taxes were recognized for tax loss carry-forwards of TEUR 5,072 (April 30, 2008: TEUR 5,695). The amount of unrecognized deferred taxes was TEUR 1,374 (April 30, 2008: TEUR 1,586).

Current assets

(12) Inventories

Inventories were comprised of the following:

in EUR '000	April 30, 2009	April 30, 2008
Raw materials and supplies	8,901	11,794
Work-in-process	6,099	7,401
Finished goods and merchandise	29,747	28,557
Total	**44,747**	**47,752**

A product-specific valuation approach is applied, which takes into account the differences in resalability between basic and trend items, as well as the product age.

(13) Current receivables and other assets

in EUR '000	April 30, 2009	April 30, 2008
Trade receivables	14,028	16,546
Receivables and other assets	2,109	1,987
thereof held for trading	227	400
Prepaid expenses	2,102	2,031
Total	**18,239**	**20,564**

Trade receivables included TEUR 5 (April 30, 2008: TEUR 7) evidenced by bills of exchange.

Provisions totaling TEUR 764 (April 30, 2008: TEUR 701) were set up for the impairment of trade receivables.

The provisions for the impairment of trade receivables developed as follows:

in EUR '000	2008/09	2007/08
May 1st	701	670
Additions (+) / Use (-)	201	160
Reversals	(138)	(129)
April 30th	**764**	**701**

Changes in the credit rating, since the stipulated payment date was initially determined up until the balance sheet date, are taken into consideration when determining the recoverability of trade receivables. There is no material concentration in the credit risk, due to the fact that the Wolford Group has a broad customer base, and no correlation exists.

In the sale of merchandise, our customers are granted appropriate terms of payment, depending on the particular subsidiary. Generally, a credit assessment of the prospective new customer is carried out at the point in time in which Wolford is about to enter into a business relationship with the customer. Merchandise is supplied to these customers on the basis of advance payments.

The balance of trade receivables is monitored on an ongoing basis. If payments are overdue, the trade receivables are collected by external service providers. The company reduces its risk through credit insurance.

in EUR '000	April 30, 2009	April 30, 2008
Trade receivables	14,792	17,247
Provisions for the impairment of trade receivables	(764)	(701)
Trade receivables after impairments	14,028	16,546
thereof neither impaired nor overdue at the balance sheet date	6,526	7,810
thereof not impaired at the balance sheet date and subject to the following terms to maturity:		
less than 30 days	1,910	3,902
30-90 days	2,102	4,579
91-365 days	2,965	229
more than 1 year	525	26

Trade receivables deleted from the accounts due to their irrecoverability amounted to TEUR 138 in the 2008/09 fiscal year (2007/08: TEUR 129).

As regards the total volume of trade receivables which are neither impaired nor overdue, there were no indications on the balance sheet date that customers owing payment to the company were unable to meet their contractual obligations. For this reason, the Executive Board is convinced that no additional risk provisions for trade receivables are necessary above and beyond those already made.

The terms to maturity of trade receivables and other assets and the prepaid expenses and deferred charges are less than one year.

(14) Current available-for-sale financial assets

This item contains available-for-sale securities totaling TEUR 38 (April 30, 2008: TEUR 37).

EQUITY AND LIABILITIES

(15) Shareholders' equity

The composition and development of shareholders' equity is presented in a separate schedule, i.e. the consolidated statement of changes in equity.

Share capital
The issued capital of the company consists of 5,000,000 no par value shares, each share holding an equal interest in the share capital.

Capital reserves
The capital reserves consist of additional paid-in capital and represent net proceeds (less issuing costs) from the sale of stock in the 1995 fiscal year.

Valuation reserve for available-for-sale financial instruments
The valuation reserve applying to gains or losses resulting from the revaluation of financial instruments is adjusted by applicable income taxes.

in EUR '000	2008/09	2007/08
May 1st	749	706
Increase in the fair value valuation of available-for-sale financial instruments	30	262
Accumulated loss carry-forward in the income statement resulting from the valuation of financial assets	(204)	(209)
Accumulated loss carry-forward in the income statement from the disposal of available-for-sale financial instruments	(34)	0
Applicable income taxes	0	(10)
April 30th	**541**	**749**

Treasury stock
In the year under review, Wolford Aktiengesellschaft held 100,000 shares of its own stock, and thus presently holds 2.0 percent of its share capital (April 30, 2008: 2.0 percent).

Pursuant to a resolution passed at the 21st annual shareholders' meeting held in September 2008, Wolford AG is required to sell all its treasury stock on the stock market by March 6, 2012.

Non-current liabilities

(16) Financial liabilities

Financial liabilities were composed of the following:

in EUR '000	April 30, 2009	April 30, 2008
Loans from banks (EUR), variable and fixed interest rates of 2.22% to 5.10%	19,167	14,845
Loans from banks (CHF)	0	141
Loans from the Austrian Research Promotion Agency (EUR)	1,855	2,423
Interest-free loan from the Vorarlberg regional government (EUR)	495	480
Total	**21,517**	**17,889**
Thereof current portion of borrowings	2,903	1,624

To secure non-current liabilities, securities totaling TEUR 3,455 (April 30, 2008: TEUR 3,928) were pledged as collateral. Of this amount, only TEUR 250 (April 30, 2008: TEUR 141) was actually required at the balance sheet date to cover these liabilities. Securities amounting to TEUR 3,205 were pledged as collateral for a long-term investment line of credit which the company did not make use of. Additional securitization is also ensured on the basis of surety obligations on the part of the Republic of Austria with refinancing commitments by Österreichischen Kontrollbank Aktiengesellschaft.

The repayment of financial liabilities is based on the following terms to maturity:

in EUR '000	Up to 1 year	1-5 years	More than 5 years
April 30, 2009	2,903	15,414	3,200
April 30, 2008	1,624	16,265	0

(17) Provisions for employee benefits

Provisions for employee benefits (pensions, severance and jubilee payments) are calculated in accordance with IAS 19.

in EUR '000	April 30, 2009	April 30, 2008
Provisions for pensions	3,673	3,610
Provisions for severance payments	8,507	10,436
Provisions for jubilee payments	1,576	1,647
Total	**13,756**	**15,693**

Provisions for pensions

Wolford Aktiengesellschaft has direct pension obligations to former members of the Executive Board as a result of individual commitments. Until and including the 2005/06 fiscal year, actuarial gains and losses were recognized based on the corridor method. In 2006/07, the entire corridor of TEUR 214 was recognized in the income statement.

The pension obligations were calculated on the basis of the projected unit credit method, using the same actuarial assumptions as in the previous year:

Biometric data	Austrian Association of Actuaries 2008 by Pagler & Pagler
Interest rate	5.75% p.a.
Increases in wages and salaries	3.0% p.a. (2007/08: 3.0%)
Average staff turnover	0.0%

Provisions for severance payments

Under current legislation, employees of the Austrian parent company are entitled to a one-time severance payment in the event of termination of employment by the company or on retirement. The total severance payment is determined by the number of years of service and the relevant wage or salary level in the case of termination of employment.

The corridor method is not used in the recognition of actuarial gains and losses.

The severance payment obligations were calculated by the projected unit credit method, using the same actuarial assumptions as in the previous year:

Biometric data	**Austrian Association of Actuaries 2008 by Pagler & Pagler**
Interest rate	5.75% p.a.
Increase in wages and salaries	3.5% p.a. (2007/08: 3.5%)
Retirement age	61.5-65 / 56.5-60 years
Staff turnover distribution by length of service	
0-3 years	19%
3-5 years	13%
5-10 years	9%
10-15 years	5%
15-20 years	1%
More than 20 years	0%

The provisions for pensions and severance payments during the fiscal year developed as follows:

in EUR '000	**2008/09**	**2007/08**	**2006/07**
Present value of obligations for severance payments and pension obligations as at May 1st	14,046	12,964	12,032
Current service cost	805	698	698
Past service cost	0	363	0
Interest expense	763	720	659
Pension and severance payments made	(1,774)	(1,251)	(1,106)
Actuarial gain/loss	(585)	552	681
Present value of obligations as at April 30th	13,255	14,046	12,964
Reclassification as other current liabilities	(1,075)	0	0
Provisions reported in the balance sheet as at April 30th	**12,180**	**14,046**	**12,964**

Actuarial gains and losses are immediately recognized in the income statement.

Current and past service cost, and actuarial gains or losses, are recognized in the item "Expenses for severance payments and pensions". Interest cost is recognized under "Interest expense of employee benefit liabilities".

In the course of calculating definitive severance payment obligations, a reclassification to other current liabilities amounting to TEUR 1,075 (April 30, 2008: TEUR 0) took place.

TEUR 195 (2007/08: TEUR 165) for defined contribution plans was reported as an expense.

In addition to the performance-oriented obligations at the Austrian parent company, performance-oriented plans exist in respect to severance payments in Italy and for pensions in France.

Provisions for jubilee payments

The provisions for jubilee payments (anniversary bonuses) amounting to TEUR 1,576 (April 30, 2008: TEUR 1,647) were also calculated in accordance with IAS 19 (revised in 1998).

The jubilee payment obligations were calculated by the projected unit credit method, using the same actuarial assumptions as in the previous year:

Biometric data	**Austrian Association of Actuaries 2008 by Pagler & Pagler**
Interest rate	5.75% p.a.
Increase in wages and salaries	3.5% p.a. (2007/08: 3.5%)
Retirement age	61.5-65 / 56.5-60 years
Staff turnover distribution by length of service	
0-3 years	19%
3-5 years	13%
5-10 years	9%
10-15 years	5%
15-20 years	1%
More than 20 years	0%

The provisions for jubilee payments in the fiscal year developed as follows:

in EUR '000	2008/09	2007/08	2006/07
Present value of obligations for jubilee payments as at May 1st	1,647	1,524	1,458
Current service cost	140	127	121
Interest expense	92	85	81
Jubilee payments made	(85)	(104)	(98)
Actuarial gains/losses	(218)	15	(38)
Provisions reported in the balance sheet as at April 30th	**1,576**	**1,647**	**1,524**

Current liabilities

(18) Bank loans and overdrafts

An analysis of current borrowings from banks for the 2008/09 and 2007/08 fiscal years shows the following composition:

in EUR '000	April 30, 2009	April 30, 2008
Variable-rate export promotion loans	7,721	7,721
Cash credit line I	6,395	6,395
Short term cash facility in EUR	5,613	850
Total	**19,729**	**14,966**

The carrying amount of the bank liabilities as at April 30, 2009 corresponds to the initial costs.

(19) Other current provisions

The development in the most important other provisions recognized under IAS 37 are summarized below:

in EUR '000	May 1, 2008	Currency translation differences	Changes in the scope of consolidation	Used	Reversed	Added	April 30, 2009
Sales bonuses	696	20	0	(505)	(32)	675	854
Staff	2,058	37	0	(1,964)	(40)	993	1,084
Advertising	325	3	0	(264)	(48)	243	259
Tax consulting/auditing	413	8	0	(393)	(4)	427	451
Legal fees	95	2	0	(75)	(6)	80	96
Licenses	115	0	0	(100)	(15)	28	28
Other	1,204	(1)	0	(679)	(6)	903	1,421
Total	**4,906**	**69**	**0**	**(3,980)**	**(151)**	**3,349**	**4,193**

(20) Other current liabilities

Other current liabilities include the following amounts owed:

in EUR '000	April 30, 2009	April 30, 2008
Vacation pay	2,715	4,595
Special payments	2,057	2,319
Overtime pay	725	1,022
Social security obligations	1,171	1,312
Obligations to Austrian tax authorities	1,439	1,685
Obligations to staff	688	875
Obligations from vouchers	1,024	981
Government grant for Slovenian facility	1,339	0
Accrued rental and lease payments	623	515
Reclassification from provisions for severance payments	1,075	0
Other	1,002	1,207
Total	**13,858**	**14,511**

A government grant of TEUR 1,339 was approved and already paid for the construction of a production facility in Slovenia. This subsidy is reported under other current liabilities, and will be dissolved by corresponding write-downs or expenditures (e.g. staff costs). The government grant entails obligations, which could potentially require repayment of the grant if the conditions are not fulfilled.

In the provisions for pensions and severance payments, a reclassification to other current liabilities was carried out totaling TEUR 1,075 (April 30, 2008: TEUR 0).

IV. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement outlines the changes in the Wolford Group's cash and cash equivalents over the fiscal year as a result of cash inflows and outflows.

The consolidated cash flow statement distinguishes between cash flows associated with operating activities, investing activities and financing activities.

Net cash from operating activities is determined by the indirect method. The starting point is the result from continuing operations (before taxes), which is adjusted for non-cash expenses and revenues. The result plus the movements in net working capital (excluding cash and cash equivalents) shown in the consolidated balance sheet comprise the item "cash flow generated from operations".

Cash inflows and outflows from interest receipts and payments are then added to or deducted from the cash generated from operations to arrive at "net cash from operating activities". As a rule, all interest expense and interest income result in cash flows, with the exception of the interest component in the provisions for employee benefits.

(21) Cash and cash equivalents

Cash and cash equivalents consist only of cash and demand deposits at banks.

(22) Investments in property, plant and equipment and other intangible assets

During the period under review, the Wolford Group acquired property, plant and equipment and intangible assets totaling TEUR 14,719 (April 30, 2008: 9,557). The related cash outflow amounted to TEUR 14,043 (April 30, 2008: TEUR 8,815).

Capital expenditures in the 2008/09 fiscal year resulted in cash outflows of TEUR 742 (April 30, 2009: TEUR 344).

The investments carried out in the 2007/08 fiscal year also include the acquisition of Wolford Belgium N.V. (refer to V. Other Information).

V. OTHER INFORMATION

Acquisitions

Effective May 1, 2007, Wolford Aktiengesellschaft acquired all shares of Wolford Belgium N.V., Antwerp/Belgium, as stipulated in the acquisition agreement dated July 10, 2007. Wolford Belgium is responsible for the wholesale market in Belgium as well as in Luxemburg, and is also active in the retail segment, operating five boutiques. In the meantime, restructuring measures have led to the closing of one boutique.

The total costs of the acquisition were TEUR 1,778, encompassing TEUR 728 for intangible assets and TEUR 437 for goodwill, whereas TEUR 77 represented non-current assets, TEUR 1,352 current assets (non-cash items TEUR 1,037, cash and cash equivalents TEUR 315), as well as liabilities and provisions amounting to TEUR 816.

in EUR '000	2007/08
Non-current assets	77
Current assets	1,037
Cash and cash equivalents	315
Liabilities and provisions	(569)
= Subtotal	**860**
Intangible assets	728
Goodwill	437
Deferred tax liabilities	(247)
= Acquisition price	**1,778**
- Cash and cash equivalents	(315)
= Net cash	**1,463**

Within the context of the initial consolidation of Wolford Belgium N.V., the relevant IFRS figures were calculated for the first time. Accordingly, no balance sheet and income statement figures pursuant to IFRS are available for the company for the period directly before this business combination.

The basis for determining the customer relationships were the ten largest wholesale customers. The difference between the acquisition price and assets was reported as goodwill.

This acquisition contributed TEUR 3,967 to Group sales in the 2007/08 fiscal year, and TEUR 102 to the operating profit, which was negatively impacted by the depreciation of the customer base totaling TEUR 91.

Discontinued operations
In the 2008/09 fiscal year, no business operations of the Wolford Group were discontinued.

Segment reporting
The Wolford Group is organized according to regions, pursuing the goal of achieving the highest possible level of market penetration. Every sales company has a marketing director on location, who can best evaluate the specific characteristics of the country and adapt business operations accordingly. These subsidiaries are responsible for the marketing of all products developed by the Wolford Group. This encompasses high-quality legwear, which represents the core business of the Wolford Group, as well as exclusive ready-to-wear garments and lingerie and swimwear as well as complementary accessories specific to each region.

The segments subject to reporting requirements are classified in four geographic areas: Austria, the rest of Europe, North America and Asia. Austria encompasses all production and sales activities for Austria and all countries in which Wolford does not have its own sales companies. The Rest of Europe segment includes all European subsidiaries outside of Austria. The segment for North America bundles the company's operations in the USA and Canada, whereas Asia includes the company in Hong Kong.

Management of the regional sales companies is oriented to the respective profit from continuing operations. Monthly reports are prepared on the sales companies, including an evaluation of Wolford-owned retail sales outlets (i.e. boutiques). A report on the Wholesale segment focuses on the most important key accounts.

Inter-segment pricing is based on uniform wholesale prices less country-specific discounts.

Segment reporting is basically subject to the same disclosure and valuation methods as those used in the consolidated financial statements. There are no customers or customer groups which account for more than 10 percent of total sales. Information on net interest income and expenses are netted and reported as net interest costs. In the 2008/09 fiscal year, the Legwear product group accounted for 50.7 percent or more than half of total brand sales (previous year: 48.8 percent). Once again, the Ready-to-wear range comprised the second largest product group, contributing 37.0 percent of brand sales in 2008/09 (previous year: 38.7 percent). Lingerie, Swimwear and Accessories combined to generate 12.3 percent of total brand sales (previous year: 12.5 percent). The Management Board of the Wolford Group decided to apply IFRS 8 ahead of schedule.

Operating segment report (by region)

2008/09 in EUR '000	Austria	Rest of Europe	North America	Asia	Consolidations/ Eliminations	Group
Sales	98,175	91,694	19,534	1,576	(63,636)	147,343
thereof inter-segment	63,636	0	0	0	(63,636)	0
External sales	34,539	91,694	19,534	1,576	0	147,343
thereof Germany		26%				
France		19%				
Great Britain		12%				
Scandinavia		11%				
Netherlands		10%				
Rest of Europe		22%				
thereof USA			93%			
Canada			7%			
Operating result	**2,114**	**858**	**(205)**	**(6)**	**(577)**	**2,184**
Net interest cost	(2,069)	(25)	2	0	0	(2,092)
Net income from securities	1,049	0	0	0	(1,096)	(47)
Interest cost from employee benefit liabilities	(855)	0	0	0	0	(855)
Financial result	**(1,875)**	**(25)**	**2**	**0**	**(1,096)**	**(2,994)**
Result from continuing operations (before taxes)	**239**	**833**	**(203)**	**(6)**	**(1,673)**	**(810)**
Income taxes	54	(421)	(3)	(18)	0	(388)
Net result for the year	**293**	**412**	**(206)**	**(24)**	**(1,673)**	**(1,198)**
Segment assets	155,344	41,210	13,348	1,042	(55,967)	154,977
thereof non-current	96,299	13,769	4,163	422	(31,672)	82,981
Segment liabilities	65,064	31,478	5,466	453	(24,302)	78,159
Investments	6,872	5,890	1,707	250	0	14,719
Depreciation, amortization and impairment losses	4,714	2,004	641	48	0	7,407
Impairment losses	0	0	0	0	0	0
Reversal of impairment losses *)	204	35	0	0	0	239
Total number of employees	1,147	483	103	20		1,753

2007/08 in EUR '000	Austria	Rest of Europe	North America	Asia	Consolidations/ Eliminations	Group
Sales	104,404	96,237	23,494	1,278	(67,760)	157,653
thereof inter-segment	67,760	0	0	0	(67,760)	0
External sales	36,644	96,237	23,494	1,278	0	157,653
thereof Germany		26%				
France		18%				
Great Britain		12%				
Scandinavia		12%				
Netherlands		10%				
Rest of Europe		22%				
thereof USA			95%			
Canada			5%			
Operating result	**5,525**	**3,213**	**3,058**	**320**	**(777)**	**11,339**
Net interest cost	(1,480)	41	43	4	0	(1,392)
Net income from securities	3,231	0	0	0	(3,108)	123
Interest cost from employee benefit liabilities	(805)	0	0	0	0	(805)
Financial result	**946**	**41**	**43**	**4**	**(3,108)**	**(2,074)**
Result from continuing operations (before taxes)	**6,471**	**3,254**	**3,101**	**324**	**(3,885)**	**9,265**
Income taxes	(76)	(770)	(1,194)	(52)	0	(2,092)
Net result for the year	**6,395**	**2,484**	**1,907**	**272**	**(3,885)**	**7,173**
Segment assets	160,151	32,874	10,575	413	(48,884)	155,129
thereof non-current	94,626	9,981	2,709	139	(28,464)	78,991
Segment liabilities	67,496	22,619	3,428	101	(17,533)	76,111
Investments	5,119	3,591	842	5	0	9,557
Depreciation, amortization and impairment losses	4,584	1,713	503	20	0	6,820
Impairment losses	0	0	0	0	0	0
Reversal of impairment losses *)	209	0	0	0	0	209
Total number of employees	1,356	438	109	13		1,916

*) The reversal of impairment losses totaling TEUR 239 (2007/08: TEUR 209) results from write-downs in the value of securities and from the valuation of retail sales outlets which are directly recognized in the income statement.

Financial risk management (Group treasury)

Aims and methods of financial risk management

The aim of financial risk management is to recognize and evaluate uncertainty factors, which could have a negative impact on the performance of the company.

The major risks affecting the Wolford Group with regards to financial instruments comprise interest-related cash flow risks as well as liquidity, default, currency and credit risks. The Executive Board develops strategies and processes to manage the individual types of risks.

The most important significant financial liabilities incurred by the Wolford Group - with the exception of derivative financial instruments - encompass borrowings from banks and bank overdrafts, as well as liabilities relating to trade payables. The main purpose of these financial liabilities is to finance the business operations of the Wolford Group. The company has a variety of financial assets, such as trade receivables, bank balances, cash and cash equivalents and short-term investments resulting directly from its business activities.

The Wolford Group also makes use of derivative financial instruments, in particular options and forward currency contracts. Derivative financial instruments are financial instruments whose value changes in response to a change in an underlying interest rate or security price, that require little or no initial net investment, and that are settled at a future date. Derivative financial instruments are used in the Wolford Group to hedge against risks arising from changes in currency exchange rates and interest rates. The purpose of hedging currency risk is to create a sufficient level of predictability to permit budgeting at least six and at most twelve months in advance.

In accordance with internal Group guidelines, no trading with derivatives was carried out in the 2008/09 and 2007/08 fiscal years. This policy will continue in the future.

Capital risk management
The main goal of capital risk management is to ensure that the company achieves a high credit rating and equity ratio as the basis for supporting its business operations and maximizing margins.

The Group manages and carries out adjustments in its capital structure in line with changes in the overall business environment. The strategy of the Wolford Group has remained unchanged since the previous fiscal year.

Capital risk management is oriented to the gearing ratio, the main indicator for the level of net debt. Based on medium-term assumptions, the Wolford Group plans a long-term capital structure with a gearing of about 30%.

The targeted level of gearing, which is determined by calculating the ratio of net debt to equity, has developed in recent years as follows:

in %	April 30, 2009	April 30, 2008	April 30, 2007	April 30, 2006
Net debt (gearing)	44.1%	28.6%	23.5%	31.5%

Default risk

The Wolford Group only concludes business transactions with creditworthy business partners. All customers who aim to enter into a business relationship with Wolford are subject to a credit assessment. In addition, trade receivables are continually monitored to ensure that the Group is not subject to any major default risk. At the same time, the company limits potential credit or default risk with respect to customers by concluding credit insurance with Prisma Kreditversicherungs AG and ÖKB Versicherungs AG. There is no significant concentration of default risk in the Wolford Group.

The risk is considered to be low with respect to other financial assets held by the Wolford Group, such as cash and cash equivalents, available-for-sale financial investment and certain derivative financial instruments. This can be attributed to the fact that the financial institutions involved have excellent credit ratings.

Interest rate risk management

On the assets side, there is a lower risk associated with fixed-interest securities than in the previous fiscal year due to the fall in interest rates. In addition, fixed-interested securities were disposed of during the 2008/09 fiscal year. The overall interest rate risk can be regarded as low due to the short remaining terms to maturity and the decline in interest rates.

On the liabilities side, interest rate risk relates to fluctuations in floating rate liabilities.

The management of interest expense on the part of the Wolford Group involves a combination of fixed-interest and variable-interest borrowed capital. Interest rate swaps can be used as hedging instruments.

The following table shows the potential impact on Group profit from continuing operations before taxes arising from changes in interest rates applying to financial liabilities based on variable rate lines of credit. The sensitivity refers to an interest rate change of +/- 0.5 points:

in EUR '000	2008/09	2007/08
Interest rate risk	+/- 159	+/- 124

Foreign exchange risk management

Exchange rate risks arising from existing foreign currency receivables and forecasted transactions are largely hedged by the Group treasury department by means of forward exchange contracts (currency forwards) and currency options.

The following table shows the potential impact on Group profit from continuing operations before taxes based on cash flows within the Wolford Group arising from a change in exchange rates +/- 10 percentage points:

in EUR '000 for currency	April 30, 2009	April 30, 2008
GBP	+/- 93	+/- 134
CHF	+/- 7	+/- 189
USD	+/- 296	+/- 492
DKK	+/- 41	+/- 151
SEK	+/- 5	+/- 19
NOK	+/- 12	+/- 56
CAD	+/- 4	+/- 10
HKD	+/- 33	+/- 163

The carrying amount of the assets and liabilities of the Wolford Group held in foreign currencies on the balance sheet date is as follows:

in EUR '000	Assets April 30, 2009	Assets April 30, 2008	Liabilities April 30, 2009	Liabilities April 30, 2008
GBP in England	2,094	2,318	628	610
CHF in Switzerland	1,327	1,174	164	124
USD in USA	7,132	6,197	1,886	694
Other	3,487	3,347	137	144
Total	**14,040**	**13,036**	**2,815**	**1,572**

The following table shows the potential impact on the Group result from continuing opera-tions before taxes, based on changes in the carrying amounts of assets and liabilities arising from an exchange rate change of +/- 10 percentage points:

in EUR '000 for currency	April 30, 2009	April 30, 2008
GBP	+/- 163	+/- 190
CHF	+/- 129	+/- 117
USD	+/- 583	+/- 611
Other	+/- 373	+/- 356

For derivative financial instruments, a currency exchange rate change of +/- 10 percentage points would result in a currency sensitivity of TEUR +/- 1,349 (April 30, 2008: TEUR + 1,803/ - 1,490).

Liquidity risk management

The Wolford Group manages liquidity risks by means of ongoing liquidity planning.

The underlying purpose is to ensure a balanced liquidity situation by means of concluding suitable lines of credit at banks as well as the continual monitoring of forecasted and actual cash flows and coordinating the terms to maturity of financial assets and liabilities.

The following table shows the contractually stipulated time to maturity of the financial liabilities held by the Wolford Group. The figures are based on undiscounted cash flows (interest and repayment) for the financial liabilities:

in EUR '000	Carrying amount April 30, 2009	Cash flows 2009/10	Cash flows 2010/11 to 2013/14	Cash flows 2014/15 ff
Bank loans and overdrafts	19,729	20,608	0	0
Interest-bearing financial liabilities	21,022	3,404	16,617	3,601
Non interest-bearing financial liabilities	495	217	278	0
Total		**24,229**	**16,895**	**3,601**

in EUR '000	Carrying amount April 30, 2008	Cash flows 2008/09	Cash flows 2009/10 to 2012/13	Cash flows 2013/14 ff
Bank loans and overdrafts	14,966	15,677	0	0
Interest-bearing financial liabilities	17,409	2,117	16,533	0
Non interest-bearing financial liabilities	480	117	363	0
Total		**17,911**	**16,896**	**0**

In order to counteract liquidity risk, the Wolford Group has existing lines of credit, of which Wolford has only used 44 percent as of April 30, 2009 (April 30, 2008: 37 percent). Wolford has not obtained written commitments for all the lines of credit disclosed here. Short-term qualified liabilities to banks can be extended.

Derivative financial instruments

The Group treasury department uses derivative financial instruments in the form of foreign currency forwards and options.

The derivatives positions open as at April 30, 2009 had terms of less than twelve months.

	Nominal amount		Fair value	
April 30, 2009	**Foreign currency ('000)**	**EUR '000**	**positive EUR '000**	**negative EUR '000**
Currency forwards				
GBP	2,200	2,456	8	(16)
USD	6,900	5,339	154	(16)
NOK	2,850	306	0	(19)
SEK	2,950	276	0	(1)
CHF	4,700	3,194	65	0
CAD	350	211	0	0
DKK	7,750	1,033	0	(6)
HKD	6,000	581	0	(3)
Options purchased				
USD	0	0	0	0

	Nominal amount		Fair value	
April 30, 2008	Foreign currency ('000)	EUR '000	positive EUR '000	negative EUR '000
Currency forwards				
GBP	1,700	2,162	16	0
USD	1,500	960	0	(14)
NOK	8,600	1,066	3	(6)
SEK	8,800	936	1	(4)
CHF	7,300	4,684	118	0
CAD	300	193	1	0
DKK	25,500	3,413	0	(5)
HKD	10,000	844	16	(6)
Options purchased				
USD	5,500	3,765	245	0

All currency forwards are recognized at their fair value pursuant to IAS 39. Both the currency forwards and currency options fail to fulfill the stringent documentation requirements for hedging instruments. For this reason, they must be classified as "held for trading" under IAS 39, and recognized at fair value in the income statement.

The market values of the derivative foreign exchange instruments represent the market values of the forward exchange contracts that would have to be concluded at the balance sheet date in order to settle the respective currency derivative, without regard to any adverse changes in the value of the hedged items.

Fair value

The carrying amounts of cash and cash equivalents, current receivables and other assets, trade payables, current liabilities and current provisions can be regarded as reasonable estimates of their current values in view of the short-term nature of these assets and liabilities.

The **cost, market values and carrying amounts** of non-current financial assets held for sale were as follows:

April 30, 2009 in EUR '000	Cost	Market value = carrying amount	Gains/losses recognized in equity	thereof impairment recognized as profit or loss
Non-current securities				
Investment fund shares (GF10)	4,686	4,306	(380)	0
Investment certificates and investment fund shares (other)	982	471	(511)	(350)
Total	**5,668**	**4,777**	**(891)**	**(350)**

April 30, 2008 in EUR '000	Cost	Market value = carrying amount	Gains/losses recognized in equity	thereof impairment recognized as profit or loss
Non-current securities				
Investment fund shares (GF10)	4,230	3,678	(552)	0
Fixed income EUR bonds	1,006	999	(7)	0
Floating rate EUR bonds	1,517	1,441	(76)	(63)
Investment certificates and investment fund shares (other)	2,578	2,255	(323)	(146)
Total	**9,331**	**8,373**	**(958)**	**(209)**

Securities amounting to TEUR 3,455 (April 30, 2008: TEUR 3,928) are pledged as collateral for non-current liabilities. However, at the balance sheet date, only securities totaling TEUR 250 (April 30, 2008: TEUR 141) were actually required for this purpose. Securities totaling TEUR 3,250 are pledged as collateral for a long-term investment line of credit which remains unused by the company.

Wolford acquired additional investment fund shares (GF10) in the course of the 2008/09 fiscal year.

An impairment test carried out for non-current securities led to a reversal of impairment losses totaling TEUR 204 (April 30, 2008: TEUR 209) in the past fiscal year. This reversal of impairment losses led to a corresponding change in the income statement. The disposal of securities resulted in a loss of TEUR 34 (April 30, 2008: TEUR 0).

Carrying amounts, valuation rates and fair values of financial instruments according to measurement criteria, maturities and classes

April 30, 2009 in EUR '000	Measurement criteria pursuant to IAS 39	Carrying amount	Amortized costs	Fair value not affecting income	Fair Value recognized as profit or loss	Current	Non-current
Cash and cash equivalents	L&R	3,790	3,790	0	0	3,790	0
Trade receivables and prepayments	L&R	16,130	16,130	0	0	16,130	0
Other receivables	L&R	3,209	3,209	0	0	1,882	1,327
Derivatives	HfT	227	0	0	227	227	0
Other financial assets	AfS	4,777	0	4,777	0	0	4,777
Total financial assets		**28,133**	**23,129**	**4,777**	**227**	**22,029**	**6,104**
Trade payables	FL	4,051	4,051	0	0	4,051	0
Bank loans and overdrafts	FL	38,343	38,343	0	0	19,729	18,614
Current financial liabilities	FL	2,903	2,903	0	0	2,903	0
Derivatives	HfT	61	0	0	61	61	0
Other liabilities	FL	13,955	13,955	0	0	13,797	158
Total financial liabilities		**59,313**	**59,252**	**0**	**61**	**40,541**	**18,772**

A distinction is made among the following categories pursuant to IAS 39:

Loans and receivables (L&R):	TEUR 23,129
Currency forwards held for trading (HfT):	TEUR 166
Available-for-sale assets (AfS):	TEUR 4,777
Other financial obligations (FL):	TEUR 59,252

April 30, 2008 in EUR '000	Measurement criteria pursuant to IAS 39	Carrying amount	Amortized costs	Fair value not affecting income	Fair Value recognized as profit or loss	Current	Non-current
Cash and cash equivalents	L&R	2,994	2,994	0	0	2,994	0
Trade receivables and prepayments	L&R	18,577	18,577	0	0	18,577	0
Other receivables	L&R	2,695	2,695	0	0	1,587	1,108
Derivatives	HfT	400	0	0	400	400	0
Other financial assets	AfS	8,373	0	8,373	0	0	8,373
Total financial assets		**33,039**	**24,266**	**8,373**	**400**	**23,558**	**9,481**
Trade payables	FL	6,953	6,953	0	0	6,953	0
Bank loans and overdrafts	FL	31,231	31,231	0	0	14,966	16,265
Current financial liabilities	FL	1,624	1,624			1,624	0
Derivatives	HfT	35	0	0	35	35	0
Other liabilities	FL	14,590	14,590	0	0	14,476	114
Total financial liabilities		**54,433**	**54,398**	**0**	**35**	**38,054**	**16,379**

A distinction is made among the following categories pursuant to IAS 39:

Loans and receivables (L&R):	TEUR 24,266
Currency forwards held for trading (HfT):	TEUR 365
Available-for-sale assets (AfS):	TEUR 8,373
Other financial obligations (FL):	TEUR 54,398

Net result according to classes

April 30, 2009 in EUR '000	Interest income	Subsequent valuation at fair value	Disposal	Net result in profit or loss	Net result without recognition to profit or loss
Loans and receivables (L&R)	99	0	0	99	0
Derivatives (HfT)	0	166	0	166	0
Available-for-sale assets (AfS)	191	(30)	(34)	(47)	174
Other financial liabilities (FL)	(2,357)	0	0	(2,357)	0
Total financial assets and liabilities	(2,067)	136	(34)	(2,139)	174
Interest cost from employee benefit liabilities	(855)	0	0	(855)	0
Net result	**(2,922)**	**136**	**(34)**	**(2,994)**	**174**

April 30, 2008 in EUR '000	Interest income	Subsequent valuation at fair value	Disposal	Net result in profit or loss	Net result without recognition to profit or loss
Loans and receivables (L&R)	205	0	0	205	0
Derivatives (HfT)	0	223	0	223	0
Available-for-sale assets (AfS)	332	(262)	0	123	(53)
Other financial liabilities (FL)	(1,820)	0	0	(1,820)	0
Total financial assets and liabilities	(1,283)	(39)	0	(1,269)	(53)
Interest cost from employee benefit liabilities	(805)	0	0	(805)	0
Net result	**(2,088)**	**(39)**	**0**	**(2,074)**	**(53)**

Contingent liabilities

Provisions are made for contingent liabilities which are likely to lead to obligations. The Executive Board is convinced that legal issues which are not covered by provisions or insurance policies will not have a material effect on the net assets, financial position or profit and loss of the Wolford Group.

Events after the balance sheet date

No major events took place after the balance sheet date which had a significant effect on the net assets, financial position or profit and loss of the Wolford Group.

Number of employees

In the 2008/09 fiscal year, the Wolford Group employed an average of 1,653 employees (2007/87: 1,669) in terms of full-time equivalents, including 585 wage earners (2007/08: 656), 1,056 salaried employees (2007/08: 999), and 12 apprentices (2007/08: 14).

Related party transactions

DORDA BRUGGER JORDIS Rechtsanwälte GmbH, a law firm whose managing partner, Theresa Jordis, is a member of the Supervisory Board of Wolford Aktiengesellschaft, advises the company in legal matters. A fee schedule in line with market rates has been agreed for these services, which are billed on the basis of time worked. In view of the level of her partnership interest in the law firm, Ms. Theresa Jordis does not derive any material economic benefit from this relationship.

RCI Unternehmensberatung AG, whose managing director is Mr. Emil Flückiger, a member of the Supervisory Board of Wolford Aktiengesellschaft, advises the Company in business matters. A fee schedule in line with market rates has been agreed for these services, which are billed on the basis of time worked. In view of the level of his partnership interest in the consulting firm, Emil Flückiger does not derive any material economic benefit from this relationship.

Other financial obligations

Wolford has the following obligations under long-term rental agreements and operating leases:

in EUR '000	April 30, 2009	April 30, 2008
Minimum rental and lease payments due in		
less than 1 year	11,279	8,843
1-5 years	34,839	22,902
More than 5 years	17,229	12,305

A considerable number of rental agreements were concluded, which are to be classified as operating leases on the basis of their contractual contents. Thus the object of the operating lease is considered to be owned by the lessor.

In particular, operating leases refer to global retail activities of the Wolford Group, as well as office space used by the Group subsidiaries, which for the most part are based on minimum leasing payments. Moreover, rental agreements have also been concluded stipulating conditional payments, in particular linked to sales revenues.

The total rental and leasing expenditure of the Wolford Group for the 2008/09 fiscal year was TEUR 10,845 (2007/08: TEUR 9,184).

At April 30, 2009, as a result of non-cancellable subleases, the Wolford Group expects future subleasing payments to amount to TEUR 0 (2007/08: TEUR 58).

Information on the Executive Board and Supervisory Board

2008/09 in EUR '000	Salaries	Severance payments	Pensions	Total remuneration
Expenditures for Executive Board members	1,148	(124)	0	1,024
thereof variable components	291	0	0	291
thereof subsidiaries	0	0	0	0
Former Executive Board members	0	0	261	261
	1,148	**(124)**	**261**	**1,285**

2007/08 in EUR '000	Salaries	Severance payments	Pensions	Total remu-neration
Expenditures for Executive Board members	2,250	92	0	2,342
thereof variable components	1,180	0	0	1,180
thereof subsidiaries	151	0	0	151
Former Executive Board members	0	0	194	194
	2,250	**92**	**194**	**2,536**

Remuneration paid to members of the Supervisory Board amounted to TEUR 61 (2007/08: TEUR 61), the individual amounts depending on the particular position and function on the board.

In the 2008/09 fiscal year, the Executive Board consisted of the following members:

Holger Dahmen, Chief Executive Officer
Peter Simma, Deputy Chief Executive Officer

In the 2008/09 fiscal year, the Supervisory Board consisted of the following members:

Theresa Jordis, Chairwoman
Emil Fückiger, Vice Chairman
Birgit G. Wilhelm
Hansjörg Geiger

The Staff Council's representatives on the Supervisory Board were:

Anton Mathis
Peter Glanzer

The terms of office of the members of the Supervisory Board are as follows:

Theresa Jordis	First elected on September 3, 2003, appointed by the 19th Share-holder's Meeting on September 12, 2006 for the present term ending at the 22nd Shareholders' Meeting resolving upon the discharging of the Executive and Supervisory Boards for the 2008/09 fiscal year
Emil Flückiger	First elected on December 14, 1992, appointed by the 20th Share-holder's Meeting on September 14, 2007 for the present term ending at the 23rd Shareholders' Meeting resolving upon the discharging of the Executive and Supervisory Boards for the 2009/10 fiscal year

Birgit G. Wilhelm	First elected on September 12, 2006, appointed by the 19th Shareholder's Meeting on September 12, 2006 for the present term ending at the 22nd Shareholders' Meeting resolving upon the discharging of the Executive and Supervisory Boards for the 2008/09 fiscal year
Hansjörg Geiger	First elected on September 12, 2006, appointed by the 19th Shareholder's Meeting on September 12, 2006 for the present term ending at the 22nd Shareholders' Meeting resolving upon the discharging of the Executive and Supervisory Boards for the 2008/09 fiscal year
Anton Mathis	The Staff Council's representative since December 16, 1999
Peter Glanzer	The Staff Council's representative since March 19, 2001

The Remuneration Committee consisting of Theresa Jordis and Emil Flückiger deals with the employment relationships between the company and the members of the Executive Board. The Remuneration Committee met twice during the 2008/09 fiscal year.

The Audit Committee consisting of Theresa Jordis, Emil Flückiger, Birgit G. Wilhelm, Anton Mathis and Peter Glanzer is responsible for the auditing and preparing the Report of the Supervisory Board approving the financial statements, the proposal pertaining to the distribution of the profit and the Management Report, as well as the consolidated financial statements and the Group Management Report. Furthermore, it develops a proposal for the selection of the auditors. The Audit Committee convened three times during the 2008/09 fiscal year.

Statement by the Executive Board

The Executive Board of Wolford Aktiengesellschaft certifies, to the best of its knowledge, that the audited financial statements, prepared in accordance with the International Financial Reporting Standards as applied in the EU, present a fair and accurate picture of the profit, asset and financial position of the Wolford Group.

Bregenz, July 8, 2009

Signed:

Holger Dahmen
Chairman

Peter Simma
Deputy Chairman

CONSOLIDATED STATEMENT OF CHANGES IN NON-CURRENT ASSETS FOR THE YEAR ENDED APRIL 30, 2009

	Costs						
in EUR '000	**May 1, 2008**	**Currency translation differences**	**Additions**	**Additions from changes in the scope of consolidation**	**Disposal**	**Reclassi-fication**	**April 30, 2009**
Property, plant and equipment							
Land, land rights and buildings, including buildings on third-party land	79,592	506	2,970	0	582	1,426	83,912
of which: land	5,961	0	0	0	0	0	5,961
Technical equipment and machinery	31,622	0	775	0	814	604	32,187
Other equipment, furniture and fixtures	24,130	146	3,644	0	1,211	425	27,134
Prepayments and construction in process	1,072	0	3,617	0	0	(4,091)	598
	136,416	**652**	**11,006**	**0**	**2,607**	**(1,636)**	**143,831**
Goodwill	**1,243**	**81**	**30**	**0**	**0**	**0**	**1,354**
Concessions, patents and licenses	6,952	2	425	0	94	2,334	9,619
Security deposits paid for leased and rented real estate	6,970	71	2,775	0	37	648	10,427
Customer relationship	731	0	0	0	0	0	731
Prepayments made and plant under construction	1,452	0	483	0	0	(1,346)	589
	16,105	**73**	**3,683**	**0**	**131**	**1,636**	**21,366**
Total	**153,764**	**806**	**14,719**	**0**	**2,738**	**0**	**166,551**

Accumulated depreciation, amortization impairment losses and reversals								Carrying amounts	
May 1, 2008	Currency translation differences	Impairment	Additions	Disposal	Reversal of impairment losses	Reclassi-fication	April 30, 2009	May 1, 2008	April 30, 2009
28,611	293	6	2,809	440	0	0	31,279	50,981	52,633
0	0	0	0	0	0	0	0	5,961	5,961
27,394	0	0	1,062	764	0	0	27,692	4,228	4,495
18,473	117	29	2,328	1,110	0	0	19,837	5,657	7,297
1	0	0	0	0	0	0	1	1,071	597
74,479	**410**	**35**	**6,199**	**2,314**	**0**	**0**	**78,809**	**61,937**	**65,022**
156	**18**	**0**	**0**	**0**	**0**	**0**	**174**	**1,087**	**1,180**
6,116	2	0	533	94	0	0	6,557	836	3,062
3,413	30	0	548	38	0	0	3,953	3,557	6,474
92	0	0	92	0	0	0	184	639	547
0	0	0	0	0	0	0	0	1,452	589
9,621	**32**	**0**	**1,173**	**132**	**0**	**0**	**10,694**	**6,483**	**10,672**
84,256	**460**	**35**	**7,372**	**2,446**	**0**	**0**	**89,677**	**69,507**	**76,874**

CONSOLIDATED STATEMENT OF CHANGES IN NON-CURRENT ASSETS FOR THE YEAR ENDED APRIL 30, 2008

	Costs						
in EUR '000	May 1, 2007	Currency translation differences	Additions	Additions from changes in the scope of consolidation	Disposal	Reclassi-fication	April 30, 2008
Property, plant and equipment							
Land, land rights and buildings, including buildings on third-party land	78,929	(361)	1,339	0	486	171	79,592
of which: land	5,961	0	0	0	0	0	5,961
Technical equipment and machinery	30,234	0	1,660	0	272	0	31,622
Other equipment, furniture and fixtures	22,738	(241)	2,370	77	968	154	24,130
Prepayments and construction in process	708	0	689	0	0	(325)	1,072
	132,609	**(602)**	**6,058**	**77**	**1,726**	**0**	**136,416**
Goodwill	**806**	**(63)**	**63**	**437**	**0**	**0**	**1,243**
Concessions, patents and licenses	6,658	(1)	454	0	159	0	6,952
Security deposits paid for leased and rented real estate	6,733	(48)	285	0	0	0	6,970
Customer relationship	0	0	3	728	0	0	731
Prepayments made and plant under construction	0	0	1,452	0	0	0	1,452
	13,391	**(49)**	**2,194**	**728**	**159**	**0**	**16,105**
Total	**146,806**	**(714)**	**8,315**	**1,242**	**1,885**	**0**	**153,764**

Accumulated depreciation, amortization, impairment losses and reversals								Carrying amounts	
May 1, 2007	Currency translation differences	Impairment	Additions	Disposal	Reversal of impairment losses	Reclassi-fication	April 30, 2008	May 1, 2007	April 30, 2008
26,575	(217)	0	2,710	457	0	0	28,611	52,354	50,981
0	0		0	0	0	0	0	5,961	5,961
26,716	0	0	950	272	0	0	27,394	3,518	4,228
17,419	(174)	0	2,079	851	0	0	18,473	5,319	5,657
1	0	0	0	0	0	0	1	707	1,071
70,711	**(391)**	**0**	**5,739**	**1,580**	**0**	**0**	**74,479**	**61,898**	**61,937**
160	**(4)**	**0**	**0**	**0**	**0**	**0**	**156**	**646**	**1,087**
5,769	(1)	0	507	159	0	0	6,116	889	836
2,963	(32)	0	482	0	0	0	3,413	3,770	3,557
0	0	0	92	0	0	0	92	0	639
0	0	0	0	0	0	0	0	0	1,452
8,732	**(33)**	**0**	**1,081**	**159**	**0**	**0**	**9,621**	**4,659**	**6,483**
79,603	**(428)**	**0**	**6,820**	**1,739**	**0**	**0**	**84,256**	**67,203**	**69,507**

AUDITOR'S REPORT – REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Wolford Aktiengesellschaft, Bregenz, for the financial year from May 1, 2008 to April 30, 2009. These consolidated financial statements comprise the consolidated balance sheet as at April 30, 2009, the consolidated income statements, the consolidated cash flow statement and the statement of changes in stockholders' equity for the fiscal year ending April 30, 2009, as well as a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU, and presenting a fair and accurate picture of the profit, asset and financial position of the Wolford Group. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation of the consolidated financial statements and a fair and accurate picture of the profit, asset and financial position of the Wolford Group that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility and Description of the Manner and Scope of the Legally Mandated Audit

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing (ISAs), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.

The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit, in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of April 30, 2009, and of its financial performance and its cash flows for the financial year from May 1, 2008 to April 30, 2009 in accordance with International Financial Reporting Standards as adopted by the EU.

Report on Other Legal and Regulatory Requirements

Laws and regulations applicable in Austria require us to perform audit procedures to determine whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to a misconception of the position of the Group. The auditor's report is also required to state whether the consolidated management report is consistent with the consolidated financial statements, and whether the disclosures made are in accordance with the stipulations contained in § 243a Austrian Business Enterprise Code.

In our opinion, the consolidated management report for the Group is consistent with the consolidated financial statements and the disclosures made are in accordance with the stipulations contained in § 243a Austrian Business Enterprise Code.

Vienna, July 8, 2009

Deloitte Audit Wirtschaftsprüfungs GmbH

Signed:

Walter Müller m.p. Michael Schober m.p.

Certified Public Accountants

The publication or dissemination of the financial statements in a form that deviates from the certified version once again requires our prior opinion, unless our independent auditor's report is quoted or reference is made to our audit.

REPORT OF THE SUPERVISORY BOARD OF WOLFORD AKTIENGESELLSCHAFT

Dear shareholders,

In the fiscal year under review, the Supervisory Board fulfilled its responsibilities under the law and the company's by-laws. The Supervisory Board regularly consulted the Executive Board of Wolford Aktiengesellschaft on managing the company, and monitored its activities. The Executive Board provided us with regular, prompt and comprehensive reports, both in written form and verbally. A particular focus was the effects of the financial crisis on the company. At Supervisory Board meetings, the members of the Executive Board reported on all relevant business matters and developments in the different segments. Current issues and decisions were discussed in meetings between the Executive Board and the Supervisory Board.

Supervisory Board meetings

The Supervisory Board convened five times during the reporting period. All members of the Supervisory Board attended at least half of the meetings.

The following issues were dealt with:

The first meeting of the 2008/09 fiscal year examined the auditor's report and management report for 2007/08, and approved the financial statements of the parent company Wolford Aktiengesellschaft in accordance with the recommendation issued by the Audit Committee. Furthermore, the consolidated financial statements for 2007/08 and the proposal of the Executive Board with respect to the distribution of the profit were also examined and approved.

In subsequent meetings, the Supervisory Board dealt with the impact of the financial crisis on the Wolford Group, the decline in sales and the required measures to be taken.

In addition, further steps were discussed in respect to the new production facility in Slovenia.

Corporate Governance

The Supervisory Board of Wolford Aktiengesellschaft is fully committed to complying with the Austrian Corporate Governance Code, and thus to assuring responsible and accountable corporate management and supervision with the aim of achieving sustained value creation.

An overview of corporate governance policies of Wolford Aktiengesellschaft is provided in the Corporate Governance section of this annual report, and is published on the website of Wolford Aktiengesellschaft.

Supervisory Board committees

The Supervisory Board has established two committees consisting of its own members. The composition of the committees is detailed in the annual report and can also be viewed on the website of Wolford Aktiengesellschaft.

The Remuneration Committee deals with the employment relationships between the company and the members of the Executive Board. The Remuneration Committee met twice during the course of the 2008/09 fiscal year.

The Audit Committee deals with the auditing and preparation required for the approval of the financial statements of Wolford Aktiengesellschaft, the distribution of the profit and the management report, as well as the consolidated financial statements and the Group management report. Furthermore, it develops a proposal for selecting the independent auditor. The Audit Committee convened three times in the 2008/09 fiscal year.

Financial statements

The financial statements and management report of the parent company Wolford Aktiengesellschaft as well as the consolidated financial statements and Group management report for the 2008/09 fiscal year were audited by Deloitte Wirtschaftsprüfungs GmbH, which was elected as the independent auditor by the Annual Shareholder's Meeting. The results of the audit did not give rise to any objections, and thus an unqualified audit opinion was issued.

Representatives of the independent auditor participated in the financial statements review meeting of the Supervisory Board and provided supporting information. The Supervisory Board agreed with the results of this audit and approved the proposal in respect to the distribution of the profit.

The financial statements prepared by the Executive Board were approved by the Supervisory Board, and are to be considered as formally adopted pursuant to § 125 (2) Austrian Stock Corporation Act. The consolidated financial statements and the Group management report were also approved by the Supervisory Board.

The Supervisory Board expresses its sincere thanks to the Executive Board and all employees of the Wolford Group for their ongoing personal commitment and strong contribution to the company in the difficult 2008/09 fiscal year.

On behalf of the Supervisory Board

Theresa Jordis
Chairwoman of the Supervisory Board — Vienna, July 2009



Glossary

NON FINANCIAL

Accessories	The product group comprising items made of fabric or leather that seasonally round out and complement the fashion collection
Bodywear	Classic bodysuits and all close-fitting knitwear such as tops and shirts
Brand products	Any products distributed under the Wolford label
Contract/ Private label	Used in the sense of contract manufacturing and private label products – these terms mean any products sold under a third-party label, or manufacturing done for such a label
Controlled distribution	Proprietary and partner-operated boutiques, concession shop-in-shops and factory outlets
Distribution channel	Generic term for any one category of sales outlet – Wolford's main distribution channels are boutiques, department stores and multi-brand retailers
Factory outlets	Outlets for (factory) clearance sales, seconds and other discounted merchandise
Legwear	The product group comprising hosiery products: pantyhose, stockings, stay-ups, knee-highs and socks
Lingerie	The product group comprising bras, briefs, corsages, garter belts and slips – with or without shaping function
Multi-brand outlets	Specialty retailers that sell both Wolford's and other brands' products
Outlets	Sales locations, shops or retail stores, may also refer to points of sale
Partner boutiques	Wolford boutiques that are owned and operated by non-Group merchants – distinct from Wolford-owned boutiques
Product groups	The major product categories offered by Wolford – these are: Legwear, Ready-to-Wear (including Bodywear), Swimwear, Lingerie and Accessories

Proprietary outlets	Also referred to as "Wolford-owned" outlets or Retail segment, sales outlets owned and operated by Wolford (boutiques, shop-in-shops and factory outlets)
Ready-to-wear	The product group comprising women's outer garments: the established bodywear line as well as knitted and fabric items such as sweaters, dresses, suits, coats, skirts and pants
Retail (segment)	Retail when spelled with a capital "R" refers to a Wolford business segment – it comprises all Wolford-owned sales outlets, in other words, all direct sales to consumers – it does not include partner-operated Wolford outlets
Season	The spring/summer collection is largely available for sale starting in January; the fall/winter collection in July
Shop-in-shop	A subset of both the multi-brand retail and department store distribution channels – a shop-in-shop exists where a multi-brand outlet or department store dedicates separate floor space to Wolford's products and thus highlights the brand
Store concept	Visual and functional design of the salesroom as a defined and universally usable concept for the Wolford brand
Swimwear	The product group comprising all beachwear: swimbodies, swimkinis, and beach accessories such as pareos, tops, caftans and dresses, consists of a seasonal collection only
Trend products	All designs that are only seasonal, i.e. offered only in the spring/summer or fall/winter collection and not available off-season
Wholesale (segment)	A Wolford business segment involving sales to other businesses, including partner-operated Wolford outlets, which in turn sell merchandise to end customers
Wolford Boutique/ monobrand outlets	Single-brand outlets selling only Wolford merchandise

FINANCIALS

AngG	Austrian Salaried Employees Act
AGM	Annual Shareholders' Meeting
Available for Sale (AfS)	Financial assets available for disposal
Brand sales	Sales of products under the Wolford label
Capital employed	Shareholders' equity plus interest-bearing debt less gross liquidity
CGU (cash generating unit)	Smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets
DA&Im	Depreciation, amotization and impairment
Debt/equity ratio	Net debt as a percentage of shareholders' equity
D&O	Directors and Officers Insurance
Earnings per share (EPS)	Net profit for the year divided by the number of shares entitled to dividend payments (4,900,000 shares at April 30, 2009 balance sheet date; 4,900,000 shares at April 30, 2008)
EBIT	Earnings before interest and taxes - this represents operating result
EBITDA	Earnings before interest, taxes, depreciation, amortization, impairment losses and reversal of impairment losses
Equity ratio	Shareholders' equity as a percentage of total assets
ERP	European Recovery Program
EVA	Economic value added; EVA is found by multiplying the difference between ROCE and WACC by capital employed - EVA represents the extent to which the employed capital earns a better or poorer return than the weighted average cost of capital, which can be considered an expected minimum return

Financial Liabilities (FL)	Other financial obligations
FJ	Fiscal year
Free cash flow	Net cash from operating and investing activities, less required repayments on debt
GDP	Gross Domestic Product
Gross liquidity	The sum of cash and cash equivalents, current available-for-sale financial assets, and financial investments that can be converted into cash at any time (excluding securities required to cover employee benefit obligations)
Held for Trade (HfT)	Assets held for trading purposes
Loans and Receivables (L&R)	Credit lines and customer receivables
Market capitalization	Number of shares outstanding multiplied by the closing market price of the stock - in this report, market capitalization is understood to be as at the balance sheet date
Net debt	Bank debt (loans and overdrafts) plus interest-bearing liabilities to other lenders (Austrian federal/regional government or similar institutions) less gross liquidity
NOPAT	Net operating profit after tax
PDM	Product Development Management system
PPS	Production, Planning and Scheduling system
Return on capital employed (ROCE)	NOPAT as a percentage of capital employed; ROCE represents the net return on invested capital

Sales	Net sales revenue less any sales deductions
UGB	The amended Austrian Commercial Code
Weighted average cost of capital (WACC)	The weighted costs of debt capital and equity capital to the Company
Working capital	Current assets less current liabilities

About this report

WOLFORD AKTIENGESELLSCHAFT
Wolfordstraße 1
A-6901 Bregenz on Lake Constance

For further information:
WOLFORD AKTIENGESELLSCHAFT
Almira Pusch
Tel.: (+43 5574) 690-1268
Fax: (+43 5574) 690-1219
E-mail: investor@wolford.com
Website: www.wolford.com

The annual report in German or English can be ordered by calling (+43 5574) 690-1268. It is also available on the Internet at www.wolford.com.

Consulting: PLEON Publico Public Relations & Lobbying
Layout: gruenberg 4
Photography: Wolford Aktiengesellschaft
Translation: Clifford Stevens
Printing: Buchdruckerei Lustenau, Millennium Park 10
Paper: Hello Silk

We have prepared this English translation of the German annual report with great care, but cannot rule out the possibility of discrepancies between them. The English translation is provided solely for readers' convenience and is non-binding. Only the German report is definitive.

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